Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

PGT INDUSTRIES, INC.,

HOT LEDGE COMPANY,

CGI WINDOWS AND DOORS HOLDINGS, INC.

AND

THE STOCKHOLDERS’ REPRESENTATIVE
(as defined herein)

JULY 25, 2014

TABLE OF CONTENTS

Page

ARTICLE I	GENERAL	1

1.1	The Merger	1

1.2	Effective Time of the Merger	1

1.3	Effect of the Merger	1

1.4	Charter, By-Laws, Officers and Directors of Surviving Corporation	2

1.5	Authorization of the Merger, this Agreement and the Certificate of Merger	2

1.6	Closing; Closing Deliveries	2

1.7	Stockholders’ Representative	4

ARTICLE II	PAYMENT OF PURCHASE PRICE; EFFECT OF MERGER ON CAPITAL STOCK OF CONSTITUENT CORPORATIONS	5

2.1	Effect on Capital Stock	5

2.2	Delivery of Funds; Surrender of Certificates	5

2.3	No Further Ownership Rights in Company Common Stock	6

2.4	Purchase Price Adjustment	6

2.5	Dissenting Shares	11

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	11

3.1	Corporate Status; Power and Authority	12

3.2	No Violation	12

3.3	Capitalization; Subsidiaries	12

3.4	Financial Statements	13

3.5	Subsequent Events	14

3.6	Liabilities	16

3.7	Legal Compliance	16

3.8	Tax Matters	16

3.9	Title to Assets	17

3.10	Intellectual Property	18

3.11	Real Property	19

3.12	Contracts	20

3.13	Insurance	21

3.14	Litigation	21

3.15	Employees; Labor	22

3.16	Employment Law	22

3.17	Employee Benefits	22

3.18	Environmental	23

3.19	Permits	24

3.20	Bank Accounts; Officers and Directors	24

3.21	Affiliate Transactions	24

3.22	Customers and Suppliers	25

3.23	Brokers’ Fees	25

3.24	Foreign Corrupt Practices Act	25

3.25	Product Warranty; Product Liability	25

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE BUYER AND ACQUISITION SUB	26

4.1	Entity Status	26

4.2	Power and Authority; Enforceability	26

4.3	No Violation	26

4.4	Financing	26

4.5	Brokers’ Fees	27

4.6	No Injunction	27

4.7	Solvency	27

ARTICLE V	PRE CLOSING COVENANTS	27

5.1	General	28

5.2	Notices and Consents	28

5.3	Antitrust Notification; Competition	28

5.4	Preservation and Operation of Business	29

5.5	Full Access; Assistance with Financing	29

5.6	Financing Covenant	31

5.7	Confidentiality; Publicity	33

5.8	Update to Schedules	33

5.9	Liability Insurance; Director and Officer Indemnification	34

5.10	Exclusivity	34

5.11	Termination of Affiliate Transactions	35

5.12	Section 280G Vote	35

ARTICLE VI	POST CLOSING COVENANTS	35

6.1	General	35

6.2	Litigation Support	36

6.3	WARN Act	36

ARTICLE VII	CLOSING CONDITIONS	36

7.1	Conditions Precedent to Obligation of the Buyer	36

7.2	Conditions Precedent to Obligation of the Company	37

ARTICLE VIII	TERMINATION	38

8.1	Termination of Agreement	38

8.2	Effect of Termination	39

8.3	Termination Fee	39

ARTICLE IX	INDEMNIFICATION	40

9.1	Survival	40

9.2	Indemnification Provisions for the Buyer’s Benefit	40

9.3	Indemnification Provisions for Stockholders’ Benefit	41

9.4	Indemnification Claim Procedures	41

9.5	Limitations on Indemnification Liability.	42

9.6	Exclusive Remedy	43

9.7	Special Damages	43

9.8	Reduction of Purchase Price	44

9.9	Payment	44

9.10	Calculation of Indemnity Payments	44

ARTICLE X	TAX MATTERS	44

10.1	Responsibility for Filing Tax Returns	44

10.2	Straddle Tax Period Allocations	45

10.3	Elections, Amended Returns, Etc	46

10.4	Cooperation on Tax Matters	46

10.5	Refunds	46

10.6	Transfer and Similar Taxes	46

ARTICLE XI	MISCELLANEOUS	47

11.1	Interpretation	47

11.2	Entire Agreement	48

11.3	Successors and Assigns	48

11.4	Notices	48

11.5	Specific Performance	49

11.6	Time	49

11.7	Execution; Counterparts	49

11.8	Headings	49

11.9	Governing Law	49

11.10	Amendments and Waivers	50

11.11	Severability	50

11.12	Expenses	50

11.13	Construction	51

11.14	Third Party Beneficiaries	51

11.15	Incorporation of Annexes, Exhibits and Schedules	51

11.16	Disclosure Generally	51

11.17	Waiver of Jury Trial; Submission to Jurisdiction	51

11.18	Projection Disclaimer	52

ANNEXES, EXHIBITS AND SCHEDULES

Annex I - Definitions

Exhibit A – Certificate of Merger

Exhibit B – Certificate of Incorporation

Exhibit C – General Release

Exhibit D – Letter of Transmittal and Option Cancellation Form

Schedule I – Working Capital

Schedule II – Transaction Costs

AGREEMENT AND PLAN OF MERGER dated as of July 25, 2014 (this “Agreement”), among PGT Industries, Inc., a Florida corporation (the “Buyer”), Hot Ledge Company, a Delaware corporation (“Acquisition Sub”), the Stockholders’ Representative, and CGI Windows and Doors Holdings, Inc., a Delaware corporation (the “Company”, and together with the Buyer, Acquisition Sub and the Stockholders’ Representative, the “Parties”).  Capitalized terms used but not otherwise defined herein have the meanings set forth in Annex I hereto.

WHEREAS, the Company, together with its wholly-owned subsidiary CGI Windows and Doors, Inc., a Delaware corporation (“CGI”), is engaged in the business of manufacturing, selling and distributing impact resistant windows and doors.

WHEREAS, the respective boards of directors of each of Acquisition Sub and the Company have duly approved and adopted this Agreement, the Certificate of Merger in substantially the form of Exhibit A attached hereto (the “Certificate of Merger”), and the proposed merger (the “Merger”) of Acquisition Sub with and into the Company in accordance with, and subject to, the terms and conditions of this Agreement, the Certificate of Merger and the Delaware General Corporation Law (the “DGCL”), whereby, among other things, all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) not owned of record by the Company will be converted into the right to receive cash in the manner set forth in ARTICLE II of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual benefits to be derived from this Agreement and the Certificate of Merger and the representations, warranties, covenants, agreements and conditions contained herein and in the Certificate of Merger, the Parties hereby agree as follows:

ARTICLE I

GENERAL

1.1
The Merger.  In accordance with, and subject to, the provisions of this Agreement, the Certificate of Merger and the DGCL, Acquisition Sub shall be merged with and into the Company, which, at and after the Effective Time, shall be and is hereinafter sometimes referred to as the “Surviving Corporation.”  Acquisition Sub and the Company are hereinafter sometimes collectively referred to as the “Constituent Corporations.”

1.2
Effective Time of the Merger.  The Merger shall become effective upon the filing by Acquisition Sub of the Certificate of Merger with the Secretary of State of the State of Delaware.  The Certificate of Merger shall be executed and delivered in the manner provided under the DGCL.  The date and time when the Merger shall become legally effective is referred to herein as the “Effective Time.” For accounting and Tax purposes, the Merger shall be deemed effective as of 11:59 p.m. Eastern time on the Closing Date.

1.3
Effect of the Merger.  Except as specifically set forth herein or in the Certificate of Merger, at the Effective Time, the identity, existence, corporate organization, purposes, powers, objects, franchises, privileges, rights, immunities, restrictions, debts, liabilities and duties (collectively, the “Corporate Rights”) of the Company shall continue in effect and be unimpaired by the Merger, and the Corporate Rights of Acquisition Sub shall be merged with and into the Company, which shall, as the Surviving Corporation, be fully vested therewith.  At the Effective Time, the separate existence and corporate organization of Acquisition Sub shall cease, and Acquisition Sub shall be merged with and into the Surviving Corporation.

1.4
Charter, By-Laws, Officers and Directors of Surviving Corporation.  From and after the Effective Time, (a) the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit B hereto and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until altered, amended or repealed as provided in the DGCL, (b) the By-laws of Acquisition Sub shall become the By-laws of the Surviving Corporation, unless and until altered, amended or repealed as provided in the DGCL, the Surviving Corporation’s certificate of incorporation or such By-laws, and (c) the officers and directors of Acquisition Sub shall become the officers and directors of the Surviving Corporation, respectively, unless and until removed or until their respective terms of office shall have expired in accordance with the DGCL or the Surviving Corporation’s certificate of incorporation or By-laws, as applicable.

1.5
Authorization of the Merger, this Agreement and the Certificate of Merger.  Simultaneously with the execution and delivery of this Agreement, Stockholders holding a majority of the issued and outstanding Company Common Stock shall execute a written consent in lieu of a meeting, and the Buyer, as the sole stockholder of Acquisition Sub, shall execute a written consent in lieu of a meeting, each of which written consents shall include resolutions approving and adopting the Merger, this Agreement, the Certificate of Merger and the consummation of the transactions contemplated hereby and thereby, in each case as required by the DGCL.  The Company, Acquisition Sub and Buyer shall each take, as promptly as practicable, all such other actions as may be necessary or advisable under the DGCL and any other applicable Law in connection with this Agreement, the Merger or the Certificate of Merger.

1.6	Closing; Closing Deliveries.

(a) The closing (the “Closing”) of the Transactions shall take place remotely by the electronic exchange of documents and signatures as soon as practicable after the satisfaction or waiver (to the extent the same may be waived) of the conditions set forth in ARTICLE VII or such other date as Buyer and the Stockholders’ Representative may mutually determine (such date on which the Closing is consummated being referred to herein as the “Closing Date”).

(b) At the Closing, the Company and the Stockholders’ Representative shall deliver to the Buyer:

(i) a certificate of incorporation, or its equivalent, and certificate(s) of good standing and/or existence of each Acquired Entity, as applicable, certified by an appropriate authority of the Governmental Authority issuing such certificate in the jurisdiction of such Acquired Entity’s creation, formation, or organization and in any other jurisdiction where such Acquired Entity is qualified to do business;

(ii) a certificate of the Company, executed by the secretary of the Company, certifying as true and correct the following with respect to the Company: the certificate of incorporation; by-laws; and resolutions authorizing the Transactions and the execution, delivery and performance of this Agreement and the other documents contemplated hereby by the Company;

(iii) a counterpart of the General Release, duly executed by the Stockholders’ Representative, on behalf of the Stockholders;

(iv) counterparts of the Escrow Agreement, duly executed by the Stockholders’ Representative and the Escrow Agent;

(v) a properly executed Foreign Investment in Real Property Tax of 1980 notification letter which states that shares of Company Common Stock do not constitute “United States real property interests” under Section 897(c) of the Code for purposes of satisfying Buyer’s obligations under Treasury Regulation Section 1.1445-2(c)(3) and a form of notice to the Internal Revenue Service prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), each in form and substance reasonably acceptable to Buyer;

(vi) one or more payoff letters executed by the parties thereto (the “Payoff Letters”), final drafts of which shall have been delivered to the Buyer at least one (1) day prior to the Closing Date, executed by the lenders, capital lease lessors (but not operating lease lessors), or other Financing Sources of the Acquired Entity Indebtedness (A) setting forth all amounts (including principal and accrued but unpaid interest) necessary to be paid to repay in full any such indebtedness through the Closing Date and (B) providing that, upon payment in full of such amounts, all obligations with respect to the Acquired Entity Indebtedness owed to such lender, lessor, or other financing source will be satisfied and released in full;

(vii) a written statement of the Stockholders’ Representative setting forth all amounts to be paid to pay in full the Transaction Costs and the Persons to whom such amounts are payable; and

(viii) one or more disks (or other mutually agreed upon form of electronic data storage medium) that contain copies of the entire contents, as of the date of this Agreement, of the data room maintained by Merrill Corporation for the Transactions (the “Data Room Disk”).

(c) At the Closing, the Buyer and Acquisition Sub shall deliver to the Company and the Stockholders’ Representative (or directly to the Stockholders, if so directed by the Stockholders’ Representative) or the other applicable party:

(i) the Closing Consideration, as adjusted by and paid in accordance with the Funds Flow Memorandum, to the Stockholders in accordance with Sections 2.1 and 2.2;

(ii) on behalf of the Acquired Entities, an aggregate amount equal to the Acquired Entity Indebtedness to the Persons named in the Payoff Letters delivered pursuant to Section 1.6(b);

(iii) on behalf of the Acquired Entities, an aggregate amount equal to the Transaction Costs (other than the Sale Bonus Obligations) to the Persons named in the written statement of the Stockholders’ Representative delivered pursuant to Section 1.6(b);

(iv) on behalf of the Acquired Entities, an aggregate amount equal to the Sale Bonus Obligations to the Persons named in Schedule 1.6(c);

(v) the Escrow Holdback Amount and the Working Capital Escrow Amount to the Escrow Agent;

(vi) the Certificate of Merger, duly executed by Acquisition Sub;

(vii) certificate(s) of good standing and/or existence of each of the Buyer and Acquisition Sub, as applicable, certified by an appropriate authority of the Governmental Authority issuing such certificate in their respective jurisdiction(s) of creation, formation, or organization and in any other jurisdiction where the Buyer or Acquisition Sub, as applicable, is qualified to do business;

(viii) a certificate of the Buyer, duly executed by the secretary of the Buyer, certifying as true and correct the following with respect to the Buyer: the certificate or articles of incorporation (or its equivalent); by-laws; and resolutions authorizing the Transactions and the execution, delivery and performance of this Agreement and the other documents contemplated hereby by the Buyer;

(ix) a certificate of Acquisition Sub, duly executed by the secretary of Acquisition Sub, certifying as true and correct the following with respect to Acquisition Sub: the certificate or articles of incorporation (or its equivalent); by-laws; and resolutions authorizing the Transactions and the execution, delivery and performance of this Agreement and the other documents contemplated hereby by Acquisition Sub;

(x) a counterpart of the General Release, duly executed by the Buyer; and

(xi) a counterpart of the Escrow Agreement, duly executed by the Buyer.

1.7
Stockholders’ Representative.  The Buyer shall be entitled to rely on the full power and authority of the Stockholders’ Representative to act hereunder and under any Annex, Exhibit or Schedule attached hereto on behalf of the Stockholders, and the Buyer shall not be liable to any Stockholder for any action the Buyer takes or omits to take in reliance upon such power and authority.  In making the payments in Section 1.6(c)(i)-(v), the Buyer shall rely exclusively on the closing funds flow memorandum provided by the Stockholders’ Representative and the Company (the “Funds Flow Memorandum”).

ARTICLE II

PAYMENT OF PURCHASE PRICE;

EFFECT OF MERGER ON CAPITAL STOCK

OF CONSTITUENT CORPORATIONS

2.1
Effect on Capital Stock.  The manner and basis of converting, exchanging or canceling the shares of capital stock of, and Equity Interests in, each of the Constituent Corporations into or for cash or securities (or the contingent right to receive cash or such securities) of the Surviving Corporation shall be as follows:

(a) each share of common stock, par value $0.001 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”);

(b) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and owned directly or indirectly by the Acquired Entities (whether as treasury stock or otherwise) shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and no consideration shall be delivered in exchange therefor;

(c) each Merger Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and be converted into the right for such holder to receive, (A) at the Effective Time, an amount equal to the Per Share Closing Amount, plus (B) subject to the terms of the Escrow Agreement, the Per Share Escrow Holdback Amount, if any, and the Per Share WC Escrow Amount, if any;

(d) each Merger Option shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and be converted into the right for such holder to receive, (A) at the Effective Time, an amount equal to the Per Share Closing Amount, minus (B) the Merger Option Exercise Amount with respect to such Merger Option, plus (C) subject to the terms of the Escrow Agreement, the Per Share Escrow Holdback Amount, if any, and the Per Share WC Escrow Amount, if any; and

(e) each authorized but unissued share of Company Common Stock immediately prior to the Effective Time shall be canceled.

2.2	Delivery of Funds; Surrender of Certificates.

(a) At the Effective Time, upon delivery by each Stockholder to the Surviving Corporation of a properly executed Letter of Transmittal or an Option Cancellation Form, in each instance, in the form attached hereto as Exhibit D and surrender by each Stockholder to the Surviving Corporation of (A) the certificate(s) which, immediately prior to the Effective Time, represented Merger Shares or (B) the Merger Options, as applicable, such Stockholder shall, from and after the Effective Time in accordance with the provisions hereof (including Section 2.2(b) below), be entitled to receive in exchange therefor the cash which such Stockholder is entitled to receive pursuant to Section 2.1 above, as applicable, but reduced by the amount, if any, such Stockholder owes to the Company under any Notes Receivable plus interest accrued thereon through the Closing Date.  The Per Share Closing Amount payable pursuant to Section 2.1 above shall be paid on the Closing Date by the Buyer or its designee by wire transfer of immediately available funds to an account designated by the Stockholders’ Representative, for the account of the Stockholders (other than Stockholders holding Dissenting Shares).  The Per Share Escrow Holdback Amount, if any, payable pursuant to Section 2.1 above shall be paid following the release from escrow of the Escrow Holdback Amount (or remaining portion thereof) in accordance with the terms of the Escrow Agreement.  The Per Share WC Escrow Amount, if any, payable pursuant to Section 2.1 above shall be paid following the release from escrow of the Working Capital Escrow Amount (or remaining portion thereof) in accordance with the terms of the Escrow Agreement.  Until surrendered as contemplated by this Section 2.2 and the Certificate of Merger, each certificate representing Merger Shares and each Merger Option shall be deemed, at and after the Effective Time, to represent only the right to receive upon such surrender cash as contemplated by this ARTICLE II, the Certificate of Merger and the DGCL.

(b) Immediately prior to the Effective Time, each Merger Option shall be deemed to be exercised.  Payment for each Merger Option shall be subject to applicable withholding as set forth in Section 2.4(i) and the consideration therefor shall be paid first to the Company and thereafter distributed by the Company through its payroll. The Parties shall cooperate in all respects at all times to ensure that the proceeds for the Merger Options are paid through the Company’s payroll.

2.3	No Further Ownership Rights in Company Common Stock.

The consideration paid in respect of the surrender of certificates representing shares of Company Common Stock in accordance with the provisions of this ARTICLE II and the Certificate of Merger shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.  At and after the Effective Time, the stock transfer books of the Surviving Corporation shall be closed with respect to the capital stock of the Company, and there shall be no further registration of transfers of the Company Common Stock thereafter on the records of the Surviving Corporation.  If, after the Effective Time, certificates representing shares of Company Common Stock are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II and the Certificate of Merger.

2.4	Purchase Price Adjustment.

(a) Estimated Working Capital, Estimated Cash on Hand, Estimated Indebtedness. At least two (2) Business Days prior to the Closing Date, the Company shall deliver to the Buyer a balance sheet of the Acquired Entities containing (i) the Company’s good faith estimate of the Working Capital as of the Closing Date (the “Estimated Working Capital”), (ii) the Company’s good faith estimate of the Cash on Hand as of the Closing Date (the “Estimated Cash on Hand”) and (iii) the Company’s good faith estimate of the Acquired Entity Indebtedness as of the Closing Date (the “Estimated Indebtedness”), prepared based on the same principles and methodology utilized in preparing the Financial Statements, together with all work papers and copies of source documents that reasonably support and document the Company’s determination in preparing such balance sheet.  Buyer shall have the right to review such balance sheet prior to Closing, and the Company shall revise such balance sheet prior to Closing to reflect Buyer’s reasonable comments to the extent such comments are not inconsistent with the principles and methodology utilized in preparing the Financial Statements (such balance sheet, reflecting any amendments in accordance with this Section, the “Estimated Closing Balance Sheet”).  If the Estimated Working Capital reflected on the Estimated Closing Balance Sheet is less than the Working Capital Target, then the Closing Consideration to be paid pursuant to Section 2.2 will be decreased dollar-for-dollar by the amount of such shortfall.  If the Estimated Working Capital reflected on the Estimated Closing Balance Sheet is greater than the Working Capital Target, then the Closing Consideration to be paid pursuant to Section 1.6(c)(i) will be increased dollar-for-dollar by the amount of such excess.  If the Estimated Cash on Hand is less than zero dollars ($0), then the Closing Consideration to be paid pursuant to Section 1.6(c)(i) will be decreased dollar-for-dollar by the amount of such shortfall.  If the Estimated Cash on Hand is greater than zero dollars ($0), then the Closing Consideration to be paid pursuant to Section 1.6(c)(i) will be increased dollar-for-dollar by the amount of such excess.  If the Estimated Indebtedness is greater than zero dollars ($0), then the Closing Consideration to be paid pursuant to Section 1.6(c)(i) will be decreased dollar-for-dollar by the amount of such excess.  For the avoidance of doubt, no adjustments to the Closing Consideration made pursuant to this Section 2.4 shall be double counted.

(b) Actual Working Capital, Actual Cash on Hand, Actual Indebtedness. As soon as practicable after the Closing Date, but not later than forty-five (45) days after the Closing Date, the Buyer shall prepare and deliver to the Stockholders’ Representative (i) a balance sheet of the Acquired Entities as of the Closing Date (the “Final Closing Balance Sheet”) reflecting all adjustments made by the Buyer to the Estimated Closing Balance Sheet that are consistent with GAAP, and including (A) the Buyer’s calculation of the Working Capital as of the Closing Date (the “Actual Working Capital”), (B) the Buyer’s calculation of the Cash on Hand as of the Closing Date (the “Actual Cash on Hand”) and (C) the Buyer’s calculation of the Acquired Entity Indebtedness as of the Closing Date (the “Actual Indebtedness”) and (ii) all work papers and copies of source documents that reasonably support and document the Buyer’s determination of the Final Closing Balance Sheet, the Actual Working Capital, the Actual Cash on Hand and the Actual Indebtedness.

(c) Review by the Stockholders’ Representative.

(i) Concurrently with the delivery of the Final Closing Balance Sheet by the Buyer to the Stockholders’ Representative, the Buyer also shall deliver to the Stockholders’ Representative a notice (the “Notice of Adjustment”) setting forth the proposed adjustment, if any, of the Closing Consideration as contemplated by Section 2.4(d ), Section 2.4(e) or Section 2.4(f).  During the preparation of the Final Closing Balance Sheet until the Final Determination Date, the Buyer shall (A) provide the Stockholders’ Representative and its advisors with timely access to the personnel, work papers, trial balances, relevant books and records and similar materials used, and (B) give the Stockholders’ Representative reasonable advance notice of, and permit the Stockholders’ Representative and its advisors to observe, any physical inventory conducted, in connection with the preparation of the Final Closing Balance Sheet.

(ii) Following receipt of the Notice of Adjustment, the Stockholders’ Representative and its advisors will be afforded a period of twenty (20) Business Days (the “20-Day Period”) to review the Notice of Adjustment.  At or before the end of the 20-Day Period, the Stockholders’ Representative may deliver to the Buyer a written notice (the “Objection Notice”) containing an explanation of those items in the Final Balance Sheet which the Stockholders’ Representative disputes, in which case the items identified by the Stockholders’ Representative shall be deemed to be in dispute.  If the Stockholders’ Representative fails to deliver an Objection Notice within such 20-Day Period, the Actual Working Capital, the Actual Cash on Hand and the Actual Indebtedness will be deemed to be accepted by the Stockholders’ Representative and finally determined as set forth in the Notice of Adjustment.

(iii) If the Stockholders’ Representative delivers the Objection Notice within the 20-Day Period, then (A) to the extent that any amounts contained in the Notice of Adjustment are not disputed by the Stockholders’ Representative, the Parties shall make a determination of (x) the Actual Working Capital without regard to any disputed amounts (the “Undisputed Working Capital”), (y) the Actual Cash on Hand without regard to any disputed amounts (the “Undisputed Cash on Hand”), and (z) the Actual Indebtedness without regard to any disputed amounts (the “Undisputed Indebtedness”), and the Buyer or the Stockholders’ Representative, as the case may be, shall make a payment in accordance with 2.4(d ), Section 2.4(e) or Section 2.4(f) as if the Undisputed Working Capital, the Undisputed Cash on Hand and the Undisputed Indebtedness were the Actual Working Capital, the Actual Cash on Hand and the Actual Indebtedness, respectively, in each case, as finally determined, and (B) within a further period of twenty (20) Business Days commencing on the date following the termination of the 20-Day Period the Parties and, if desired, their accountants will attempt to resolve in good faith any disputed amounts, and only such disputed amounts, and reach a written agreement (the “Settlement Agreement”) with respect thereto, in which case the Actual Working Capital, the Actual Cash on Hand or the Actual Indebtedness (as the case may be) shall be as set forth in the Settlement Agreement.  Failing such resolution, the unresolved disputed amounts will be referred for final binding resolution to PricewaterhouseCoopers LLP (the “Arbitrating Accountants”), the fees and expenses of which shall be borne as provided below.  In such case, the Actual Working Capital, the Actual Cash on Hand or the Actual Indebtedness (as the case may be) will be deemed to be as determined by the Arbitrating Accountants.  Such determination (the “Accountants’ Determination”) shall be (I) made solely in reliance upon supporting documentation provided to the Arbitrating Accountants by the Buyer or the Stockholders’ Representative within twenty (20) days of submission of the unresolved disputed amounts to the Arbitrating Accountants, (II) in writing, (III) furnished to the Stockholders’ Representative and the Buyer as soon as practicable after the items in dispute have been referred to the Arbitrating Accountants, and (IV) absent manifest error, nonappealable by the Stockholders’ Representative, the Stockholders, the Company, the Buyer and each of their respective Affiliates and successors and not subject to collateral attack for any reason.  The fees and expenses of the Arbitrating Accountants shall be paid on a proportionate basis by the Buyer and the Stockholders’ Representative based on the inverse proportion of the respective percentages of the dollar value of disputed amounts determined in favor of the Buyer, on the one hand, and the Stockholders’ Representative, on the other hand.

(d) Working Capital Adjustment.  After the final determination of the Actual Working Capital in accordance with this Section 2.4, the Closing Consideration shall be adjusted as follows:

(i) If the Actual Working Capital is greater than the Estimated Working Capital reflected on the Estimated Closing Balance Sheet (the amount of such excess being referred to herein as the “Underpayment Amount”), then, within five (5) Business Days following the Final Determination Date, the Closing Consideration shall be increased dollar-for-dollar by the amount of the Underpayment Amount and the Buyer shall pay, or cause to be paid, to the Stockholders’ Representative an aggregate amount equal to (A) the Underpayment Amount, minus (B) any payments of Undisputed Working Capital and interest accrued thereon, if any, made by the Buyer pursuant to Section 2.4(c), plus (C) any payments of Undisputed Working Capital and interest accrued thereon, if any, made by the Stockholders’ Representative pursuant to Section 2.4(c).

(ii) If the Actual Working Capital is less than the Estimated Working Capital reflected on the Estimated Closing Balance Sheet (the amount of such shortfall being referred to herein as the “Overpayment Amount”), then, within five (5) Business Days following the Final Determination Date, the Closing Consideration shall be decreased dollar-for-dollar by the amount of the Overpayment Amount and the Stockholders’ Representative shall pay, or cause to be paid, to the Buyer an aggregate amount equal to (A) the Overpayment Amount, minus (B) any payments of Undisputed Working Capital and interest accrued thereon, if any, made by the Stockholders’ Representative pursuant to Section 2.4(c), plus (C) any payments of Undisputed Working Capital and interest accrued thereon, if any, made by the Buyer pursuant to Section 2.4(c).  Any amount payable by the Stockholders’ Representative pursuant to this Section 2.4(d) shall first be paid out of the Working Capital Escrow Amount in accordance with the terms of the Escrow Agreement.

(e) Cash on Hand Adjustment.  After the final determination of the Actual Cash on Hand in accordance with this Section 2.4, the Closing Consideration shall be adjusted as follows:

(i) If the Actual Cash on Hand is greater than the Estimated Cash on Hand reflected on the Estimated Closing Balance Sheet (the amount of such excess being referred to herein as the “Additional Cash on Hand”), then, within five (5) Business Days following the Final Determination Date, the Closing Consideration shall be increased dollar-for-dollar by the amount of the Additional Cash on Hand and the Buyer shall pay, or cause to be paid, to the Stockholders’ Representative an aggregate amount equal (A) the Additional Cash on Hand, minus (B) any payments of Undisputed Cash on Hand and interest accrued thereon, if any, made by the Buyer pursuant to Section 2.4(c), plus (C) any payments of Undisputed Cash on Hand and interest accrued thereon, if any, made by the Stockholders’ Representative pursuant to Section 2.4(c).

(ii) If the Actual Cash on Hand is less than the Estimated Cash on Hand reflected on the Estimated Closing Balance Sheet (the amount of such shortfall being referred to herein as the “Cash on Hand Deficit”), then, within five (5) Business Days following the Final Determination Date, the Closing Consideration shall be decreased dollar-for-dollar by the amount of the Cash on Hand Deficit and the Stockholders’ Representative shall pay, or cause to be paid, to the Buyer an aggregate amount equal to (A) the Cash on Hand Deficit, minus (B) any payments of Undisputed Cash on Hand and interest accrued thereon, if any, made by the Stockholders’ Representative pursuant to Section 2.4(c), plus (C) any payments of Undisputed Cash on Hand and interest accrued thereon, if any, made by the Buyer pursuant to Section 2.4(c).  Any amount payable by the Stockholders’ Representative pursuant to this Section 2.4(e) shall first be paid out of the Working Capital Escrow Amount in accordance with the terms of the Escrow Agreement.

(f) Indebtedness Adjustment.  After the final determination of the Actual Indebtedness in accordance with this Section 2.4, the Closing Consideration shall be adjusted as follows:

(i) If the Actual Indebtedness is greater than the Estimated Indebtedness reflected on the Estimated Closing Balance Sheet (the amount of such shortfall being referred to herein as the “Additional Indebtedness”), then, within five (5) Business Days following the Final Determination Date, the Closing Consideration shall be decreased dollar-for-dollar by the amount of the Additional Indebtedness and the Stockholders’ Representative shall pay, or cause to be paid, to the Buyer an aggregate amount equal to (A) the Additional Indebtedness, minus (B) any payments of Undisputed Indebtedness and interest accrued thereon, if any, made by the Stockholders’ Representative pursuant to Section 2.4(c), plus (C) any payments of Undisputed Indebtedness and interest accrued thereon, if any, made by the Buyer pursuant to Section 2.4(c).  Any amount payable by the Stockholders’ Representative pursuant to this Section 2.4(e) shall first be paid out of the Working Capital Escrow Amount in accordance with the terms of the Escrow Agreement.

(g) In the event that any Party owes or is obligated to pay any amounts pursuant to this Section 2.4, and such Party fails to pay such amounts when due, interest shall accrue on any and all such amounts from the date such payment is due at a rate of ten percent (10%) per annum, compounded daily, until fully paid (or at the maximum amount then permitted by Law, if less).

(h) Accounting Books and Records. The Buyer agrees that, following the Closing through the Final Determination Date, it will not, and will cause the Acquired Entities not to, take any actions with respect to any accounting books or records (such as the storage or destruction thereof) on which the Actual Working Capital or the Actual Cash on Hand is to be based or derived from that would impede or delay in any material respect the determination of the Actual Working Capital or the Actual Cash on Hand in the manner and utilizing the methods required by this Agreement.

(i) Withholding. Each of the Acquired Entities, the Surviving Corporation, the Buyer and the Stockholders’ Representative shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold under any applicable Law with respect to the making of such payment.  If the Acquired Entities, the Surviving Corporation, the Buyer or the Stockholders’ Representative, as the case may be, so withholds any such amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which the Acquired Entities, the Surviving Corporation, the Buyer or the Stockholders’ Representative, as the case may be, made such deduction and withholding, and such deductions and withholdings shall be paid over to the applicable Governmental Authorities in a timely manner.

2.5
Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time held by Stockholders who shall have not voted in favor of adoption of this Agreement or consented thereto in writing and who shall have properly exercised their appraisal rights with respect thereto under Section 262 of the DGCL (such shares collectively referred to as the “Dissenting Shares” until such time as such Stockholder fails to perfect, or otherwise loses, appraisal rights under the DGCL) shall not be converted into the right to receive the applicable form of consideration pursuant to the Merger, but shall be entitled to receive payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, except that each Dissenting Share held by a Stockholder who shall thereafter withdraw his or her demand for appraisal or shall fail to perfect or otherwise waive or lose his or her right to such payment as provided in such Section 262 shall be deemed to be converted, as of the Effective Time, into the right to receive the applicable consideration in the form such holder otherwise would have been entitled to receive as a result of the Merger.  The Stockholders’ Representative and the Company shall enforce any contractual waivers that Stockholders have granted regarding appraisal rights or similar rights that would apply to the Merger.  The Company shall provide Buyer prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Buyer shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that the statements contained in this ARTICLE III are correct and complete as of the date of this Agreement, except as set forth in the Schedules.

3.1
Corporate Status; Power and Authority. Each of the Acquired Entities is an entity duly created, formed, or organized, validly existing, and in good standing under the Laws of the jurisdiction of its creation, formation, or organization, as the case may be.  Each of the Acquired Entities is duly qualified to conduct its business as a foreign entity and is in good standing under the Laws of each jurisdiction where such qualification is required (except for any jurisdiction where the failure to be so qualified would not, individually or in the aggregate, result in a Material Adverse Effect).  Each of the Acquired Entities has the requisite power and authority necessary to own, lease, or operate its properties and to carry on its businesses as presently conducted.  Each of the Acquired Entities has the relevant entity power and authority to execute and deliver this Agreement and to perform and consummate the Transactions.  Each of the Acquired Entities has taken all actions necessary to authorize the execution and delivery of this Agreement, the performance of their respective obligations hereunder, and the consummation of the Transactions.  This Agreement has been duly authorized, executed, and delivered by, and (assuming the due authorization, execution and delivery hereof by the other Parties hereto) is Enforceable against, each of the Acquired Entities.

3.2
No Violation. Except as set forth on Schedule 3.2, the execution, delivery and performance of this Agreement by the Company, and the consummation of the Transactions do not and will not (a) Breach in any material respect any Contract to which any Acquired Entity is a party or constitute or result in a Breach of any Permit, Law, or Order to which any Acquired Entity or its assets are subject or bound, (b) Breach in any material respect any provision of the Organizational Documents of the Acquired Entities, (c) require any material Consent, (d) give to any Person (other than the Buyer or Acquisition Sub) any rights (including rights of termination, foreclosure, cancellation or acceleration) in or with respect to the Acquired Entity’s Equity Interests or (e) create or impose any Encumbrances, other than Permitted Encumbrances, on the assets or properties of the Acquired Entities.

3.3	Capitalization; Subsidiaries.

(a) The authorized Equity Interests of the Acquired Entities are as set forth on Schedule 3.3(a).  All of the issued and outstanding Equity Interests of the Company are held of record and beneficially owned, free and clear of any Encumbrances (other than restrictions under the Securities Act and state securities Laws and the Company’s Stockholders Agreement dated February 28, 2007 (as amended)), in such amount and by such holder as set forth on Schedule 3.3(a).  All of the issued and outstanding Equity Interests of the Acquired Entities (i) have been duly authorized and are validly issued, fully paid, and nonassessable, and (ii) were issued in compliance with, or pursuant to an exemption from, all applicable state, federal and other applicable securities Laws.  Except as set forth on Schedule 3.3(a), as of the date hereof, (x) no outstanding Commitments exist with respect to the Equity Interests of the Acquired Entities, (y) there are no Contracts with respect to the voting, transfer, disposition or registration of the Equity Interests of the Acquired Entities, and (z) there are no outstanding obligations of any of the Acquired Entities to redeem, repurchase, or otherwise acquire any of its Equity Interests.  Schedule 3.3(a) lists the exercise price of each Merger Option and no Merger Option has a Merger Option Exercise Amount that is equal to or greater than the Per Share Closing Amount.

(b) The Company owns, directly or indirectly, all of the issued and outstanding Equity Interests of CGI, free and clear of any Encumbrances (other than restrictions under the Securities Act and state securities Laws).  The Company is not a party to any Contract that could require the Company to sell, transfer, or otherwise dispose of any Equity Interest of CGI (other than this Agreement) or otherwise restricts any such sale, transfer or disposition by the Company (as the case may be).  Other than CGI, the Company does not own or hold any Equity Interests in any Person.

3.4	Financial Statements.

(a) Set forth on Schedule 3.4(a) are true, complete and correct copies of the following financial statements (collectively, the “Financial Statements”):

(i) the audited consolidated balance sheets and statements of income and cash flow of the Company as of and for the fiscal years ended December 31, 2012 and December 31, 2013 (the “2013 Year End Financial Statements”); and

(ii) the unaudited consolidated balance sheet and statement of income and cash flow of the Company (the “Interim Financial Statements”) as of and for the six (6) month period ended June 30, 2014 (the “Balance Sheet Date”).

(b) The Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as set forth on Schedule 3.4(b), (ii) present fairly the consolidated and consolidating financial condition of the Acquired Entities at their respective dates and the consolidated and consolidating results of operations and cash flow of the Acquired Entities for the periods covered thereby, and (iii) have been prepared from the books and records of the Acquired Entities, in each case except as may be indicated in the notes thereto (except with respect to the Interim Financial Statements which do not contain any notes and shall be subject to normal year-end adjustments).  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s authorization, and (ii) transactions are recorded in a timely manner and as necessary to permit preparation of Financial Statements in accordance with GAAP and to maintain accountability for earnings and assets.  During the periods covered by the Financial Statements, the Company’s external auditor was independent of the Company and its management.

(c) All of the Receivables reflected on the Interim Balance Sheet are stated thereon in accordance with GAAP, consistently applied, are enforceable, represented bona fide transactions for sales actually made or services actually performed by the respective Acquired Entity, arose in the Ordinary Course of Business of the respective Acquired Entity and not out of consignment sales or sales on approval, and there are no pending or, to the Knowledge of the Company, asserted Actions, refusals to pay or other rights of setoff against any of such Receivables.  All Receivables of the Acquired Entities that arose after the Balance Sheet Date have been recorded on the accounting books and records of the Company in accordance with the Company’s past practice.  Nothing contained in this Section 3.4(c) shall constitute a guarantee by the Acquired Entities of the collectability of any Receivable.

(d) Schedule 3.4(d) lists: (i) all Payables of the Acquired Entities as of the Balance Sheet Date, and (ii) any customer deposits or other deposits held by the Acquired Entities as of the Balance Sheet Date.  All Payables of the Acquired Entities that arose after the Balance Sheet Date have been recorded on the accounting books and records of the Company in accordance with the Company’s past practice.  All of the Payables reflected on the Interim Financial Statements are stated thereon in accordance with GAAP, consistently applied, represented bona fide transactions for purchases actually made or services actually received by the respective Acquired Entity and arose in the Ordinary Course of Business of the respective Acquired Entity.

(e) The Inventory of the Acquired Entities is of good and merchantable material, is of a quality and quantity usable or saleable in the Ordinary Course of Business, subject to reserves for slow-moving and obsolete Inventory reflected on the Interim Balance Sheet.  Such Inventory is carried on the books and records of the Acquired Entities in accordance with GAAP using the same accounting methods, historical policies, practices, principles and procedures with consistent classifications and estimation methodologies as were used in the preparation of the Financial Statements.

3.5
Subsequent Events.  Except as set forth on Schedule 3.5, since December 31, 2013, (i) the Acquired Entities have conducted their respective businesses only in, and have not engaged in any transaction other than in accordance with, the Ordinary Course of Business and (ii) there has not occurred any Material Adverse Effect.  Except as set forth on Schedule 3.5, since December 31, 2013, no Acquired Entity has:

(a) purchased or redeemed any shares of its capital stock, or granted or issued any option, warrant or other right to purchase or acquire any such shares;

(b) other than in the Ordinary Course of Business, paid, cancelled, incurred, waived, settled or discharged or satisfied any indebtedness, claim, Action, liability or obligation (whether absolute, accrued, contingent or otherwise);

(c) encumbered any of its material properties or assets, tangible or intangible, except for Encumbrances incurred in the Ordinary Course of Business, or sold, transferred or otherwise disposed of any assets, properties or rights of the business of the Acquired Entities, except for Inventory sold in the Ordinary Course of Business and sales of obsolete machinery sold in the Ordinary Course of Business;

(d) (i) granted any increase in the salaries or other compensation payable or to become payable to, or any advance (excluding advances for ordinary business expenses consistent with past practice) or loan to, any officer, manager, director, member, or employee of such Acquired Entity (other than normal increases in salaries or other compensation not in excess of five percent (5%) per annum made in the Ordinary Course of Business and increases in salaries or other compensation required by any preexisting agreement), or any increase in, or any addition to, other benefits (including any bonus, profit-sharing, pension, change in control, severance or other plan) to which any of the officers, managers, directors, members or employees may be entitled, or any payments to any pension, retirement, profit-sharing, bonus or similar plan except payments in the Ordinary Course of Business and consistent with past practice made pursuant to the Employee Benefit Plans, or any other payment or benefit of any kind to or on behalf of any officer, manager, director, member or employee other than payment of base compensation and reimbursement for reasonable expenses in the Ordinary Course of Business, (ii) hired any new employee (other than to fill a vacancy) who receives a salary in excess of $50,000 per year or (iii) failed to make contributions to the Employee Benefit Plans in accordance with past practice;

(e) entered into, terminated, adopted or amended, in any material respect, any employment, change in control or severance agreement or any other Employee Benefit Plan or collective bargaining agreement;

(f) suffered any change or, to the Knowledge of the Company, received any threat of any change in any of its relations with, or any loss or, to the Knowledge of the Company, threat of loss of, any of the Top Suppliers, distributors, Top Customers or employees, in each case, that are material to the business of the Acquired Entities;

(g) disposed of or has failed to keep in effect any rights in, to or for the use of any Intellectual Property, franchise, license, Permit or certificate, in each case, material to the business of the Acquired Entities;

(h) changed any method of keeping of their respective books of account or accounting practices;

(i) entered into any transaction, agreement or event outside the Ordinary Course of Business or with any officer, director, manager, member, shareholder, or other Affiliate of the Company or any “associates” (as defined in the rules and regulations of the Securities and Exchange Commission) of any of the foregoing;

(j) made, authorized or deferred any single capital expenditure in excess of $25,000, or capital expenditures in excess of $200,000 in the aggregate;

(k) changed or modified in any material manner its existing credit, collection and payment policies, procedures and practices with respect to Receivables and Payables, respectively, including acceleration of collections of Receivables, failure to make or delay in making collections of Receivables (whether or not past due), acceleration of payment of Payables or failure to pay or delay in payment of Payables;

(l) incurred any material damage, destruction, theft, loss or business interruption,

(m) made any declaration, payment or setting aside for payment of any dividend or other distribution (whether in cash, stock or property) with respect to any securities of the Company;

(n) made or revoked any Tax election, settled or compromised any material Tax liability with any Tax authority, or filed any amended Tax Return; or

(o) waived or released any material right or claim of any Acquired Entity or incurred any modifications, amendments or terminations of any Contracts which are in the aggregate materially adverse to the Acquired Entities or their business.

3.6
Liabilities.  No Acquired Entity has any Liability required to be set forth on a balance sheet prepared in accordance with GAAP, except for (a) Liabilities disclosed on Schedule 3.6, (b) Liabilities reflected, reserved against, or otherwise described in the 2013 Year End Financial Statements, (c) Liabilities incurred in the Ordinary Course of Business since December 31, 2013 and (d) Liabilities under the executory portion of any Contract set forth on Schedule 3.12(a).

3.7
Legal Compliance.  Except as set forth on Schedule 3.7, each of the Acquired Entities has been within the past three (3) years and is in compliance in all material respects with all Laws applicable to it and its respective assets, properties, businesses and operations, and no Action is pending or, to the Knowledge of the Company, Threatened, against the Acquired Entities, or that challenges or may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Transactions.

3.8	Tax Matters. Except as set forth on Schedule 3.8:

(a) (i) All income and other material Tax Returns that are required to be filed by, or with respect to, each Acquired Entity have been duly and timely filed (taking into account valid extensions of time to file) and (ii) all such Tax Returns were true, correct and complete in all material respects.  All Taxes due and payable on or before the Closing Date by each Acquired Entity (whether or not shown on a Tax Return) have been paid on or before the Closing Date.   The Acquired Companies have adequately provided for, in their books of account and related records, Liability for all unpaid Taxes, being current Taxes not yet due and payable.  There are no Encumbrances for Taxes on any asset of any Acquired Entity.

(b) Each Acquired Entity has withheld all required amounts from its employees, agents, contractors, nonresidents, and other third persons and timely remitted such amounts to the proper agencies in accordance with all applicable Laws, and has complied in all material respects with all information reporting and backup withholding requirements related thereto.

(c) No Action is pending, or, to the Knowledge of the Company, is Threatened, alleging that any Acquired Entity has not properly paid Taxes or filed Tax Returns in any jurisdiction.

(d) No Acquired Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) None of the Acquired Entities has ever been a member of any affiliated, consolidated, combined , unitary or similar group for federal, state, local or foreign Tax purposes (a “Relevant Group”), other than a group for which the Company is the parent.

(f) None of the Acquired Entities is a party to any Tax allocation or sharing agreement (other than commercial agreements entered into in the Ordinary Course of Business the principal purpose of which is not Tax allocation or sharing).

(g) No Tax audits or other administrative or court proceedings are presently in progress, or, to the Knowledge of the Company, Threatened with regard to any Taxes or Tax Returns of the Acquired Entities.

(h) No claim has been made by any authority in a jurisdiction where any Acquired Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction or that it must or may have to file Tax Returns therein.

(i) No Acquired Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(j) No Acquired Entity has been the “distributing corporation” or the “controlled corporation” (within the meaning of Section 355 of the Code) with respect to a transaction intended to qualify under Section 355 of the Code.  No Acquired Entity is subject to any ruling or agreement from or with any Tax authority.

(k) No Acquired Entity has any Liability for the Taxes of any Person, other than under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local, or foreign Law) with respect to any Relevant Group of which such Acquired Entity currently is a member, (i) as a transferee or successor, (ii) by Contract, (iii) under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign Law), or (iv) otherwise.

(l) No Acquired Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) intercompany transactions or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign Law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date (iii) prepaid amount received on or prior to the Closing Date, (iv) cancellation of indebtedness income, or (v) change in accounting method or any adjustment under Section 481 of the Code.

(m) None of the Acquired Entities is, or has been, a party to any “listed transaction,” as defined in Code Section 6707A(C)(2) and Regulations Section 1.6011-4(b)(2).

3.9
Title to Assets.  Except as set forth on Schedule 3.9, the Acquired Entities have good title to, or a valid leasehold or sub-leasehold interest in, their respective properties and material tangible assets, other than real property, sufficient for the conduct of their businesses as presently conducted.  Such properties and assets are shown on the 2013 Year End Financial Statements or were acquired after the date thereof, and are free and clear of all Encumbrances, except for (a) properties and assets disposed of in the Ordinary Course of Business since December 31, 2013 and (b) Encumbrances securing Acquired Entity Indebtedness to be repaid at the Closing pursuant to Section 1.6(c).  Such material tangible assets are in good condition and repair, subject to maintenance and ordinary wear and tear, and are, in the aggregate, sufficient for the conduct of the business of the Acquired Entities as presently conducted.

3.10	Intellectual Property.

(a) Schedule 3.10(a) lists (i) all of the Intellectual Property that is the subject of a patent application, trademark application, service mark application or copyright application, or an issued patent, copyright registration or trademark registration, along with all registered domain names, used by the Acquired Entities in the operation of their businesses for which all right, title and interest is owned by the Acquired Entities, (ii) all material unregistered Intellectual Property, excluding any trade secrets, necessary for the operation of the businesses of the Acquired Entities for which all right, title and interest is owned by the Acquired Entities, and (iii) all material license agreements and arrangements with respect to any Intellectual Property to which any of the Acquired Entities is a party, whether as licensee, licensor or otherwise (other than non-exclusive end-user licenses for commercially available prepackaged computer software generally available to the public).  The Acquired Entities own or have the right to use all Intellectual Property used in the operation of their businesses as presently conducted, free and clear of all Encumbrances.  The consummation of transactions contemplated by this Agreement will not alter, impair or otherwise adversely affect any rights of the Acquired Entities in any Intellectual Property included on Schedule 3.10(a) necessary for the operation of their businesses as presently conducted.  Any and all renewal and maintenance fees, annuities or other fees payable to any governmental authority to maintain the foregoing Intellectual Property as active and due prior to the Effective Date have been paid in full.  All of the registered Intellectual Property identified in Schedule 3.10(a)(i) is subsisting and, to the Knowledge of the Company, valid and enforceable in accordance with applicable Law.

(b)  No Acquired Entity has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any other Person’s Intellectual Property rights, and no Acquired Entity has received any written notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company or CGI must license or refrain from using any other Person’s Intellectual Property rights).  To the Knowledge of the Company, no other Person has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Acquired Entities.  There are no pending or, to the Knowledge of the Company, Threatened claims against any Acquired Entity or its employees or independent contractors alleging that any of the Acquired Entities’ Intellectual Property infringes on or conflicts with the rights of any other Person.

(c) Each Acquired Entity has at all times complied in all material respects with applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of its operations.  No claims have been asserted or threatened in writing against the Acquired Entities by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such applicable Laws.

(d) All current and all former employees who were employed by the Acquired Entities on or following February 28, 2007, contractors and consultants who created or developed any Intellectual Property has executed or are subject to agreements containing confidentiality and inventions assignment provisions in customary form designed for the purpose of providing reasonable protection to the Acquired Entities ownership of the Intellectual Property.

3.11	Real Property.

(a) No Acquired Entity owns any real property.

(b) Schedule 3.11(b) sets forth a list of all of the leases and subleases (the “Leases”) and each leased and subleased parcel of real property in which an Acquired Entity has a leasehold or subleasehold interest (the “Leased Real Property”).

(i) Such Acquired Entity holds a valid and existing leasehold or subleasehold interest under each of the Leases, free and clear of all Encumbrances, except Encumbrances imposed under the terms of any such Lease.  The Company has delivered to the Buyer true, correct, complete and accurate copies of each of the Leases.

(ii) With respect to each Lease, other than as set forth on Schedule 3.11(b):  (A) the Lease is legal, valid, binding and Enforceable against such Acquired Entity and, to the Knowledge of the Company, against the other parties thereto, and is in full force and effect; (B) the Lease will continue to be legal, valid, binding and Enforceable against such Acquired Entity and, to the Knowledge of the Company, against the other parties thereto, and will be in full force and effect immediately following the Effective Time in accordance with the terms thereof; (C) none of the Acquired Entities nor, to the Knowledge of the Company, any other party to the Lease is in material Breach thereunder, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such a material Breach thereunder; (D) none of the Acquired Entities has received written notice since December 31, 2013, of any disputes relating to any of the Leases and to the Knowledge of the Company, no other party to the Lease has repudiated any provision thereof; (E) no Consent of the landlords under any of the Leases is required as a result of the consummation of the Transactions; and (F) to the Company’s Knowledge, no brokerage commissions or finder’s fees are or will be owed with respect to any of the Leases as a result of the consummation of the Transactions.

(iii) To the Knowledge of the Company, the current use of the Leased Real Property does not violate in any material respect the Leases.   The Acquired Entities have not received written notice that the Leased Real Property and all present uses and operations of the Leased Real Property do not comply in all material respects with all Laws affecting the Leased Real Property, including but not limited to zoning Laws.

3.12	Contracts.

(a) Schedule 3.12(a) lists the following Contracts to which any Acquired Entity is a party:

(i) any Contract (or group of related Contracts) for the lease of personal property to or from any Person which is reasonably expected to involve aggregate annual consideration in excess of $25,000 after Closing;

(ii) any Contract for the lease of real property;

(iii) any partnership agreement or joint venture agreement, or similar Contract, relating to an Acquired Entity;

(iv) any Contract containing covenants that restrict an Acquired Entity’s ability to freely engage in any line of business or compete with any Person;

(v) any collective bargaining Contract;

(vi) any Contract for the employment or engagement as an independent contractor of any individual providing for aggregate annual compensation or severance benefits to such individual reasonably expected to be in excess of $50,000;

(vii) any Contract under which an Acquired Entity has advanced, loaned or guaranteed any loan in any amount to any of its Affiliates, directors, officers, or employees outside the Ordinary Course of Business;

(viii) any Contract under or pursuant to which an Acquired Entity has borrowed money, guaranteed indebtedness for borrowed money, mortgaged, pledged or otherwise placed a lien on any asset or group of assets or entered into any letter of credit arrangements, other than Permitted Encumbrances;

(ix) any Contract under or pursuant to which an Acquired Entity has agreed to acquire any assets or make any capital expenditures in connection with, or in any way affecting, the Acquired Entities which individually or in the aggregate represent more than $50,000 of unfunded commitments with respect thereto;

(x) any Contract with a Top Customer or Top Supplier;

(xi) any Contracts by which an Acquired Entity is licensed or otherwise permitted to use the Intellectual Property of others (other than commercial computed software licensed on nondiscriminatory terms or pursuant to “click wrap”, “shrink wrap” or similar mass market commercial licenses), or by which an Acquired Entity has licenses or authorized others to use any Intellectual Property;

(xii) any customer or vendor purchase order the performance of which is reasonably expected to involve consideration in excess of $150,000 after Closing;

(xiii) any outstanding power-of-attorney or similar power granted by any Acquired Entity for any purpose whatsoever;

(xiv) any other Contract (or group of related Contracts) which is outside the Ordinary Course of Business and the performance of which is reasonably expected to involve consideration in excess of $25,000 during the initial term of such Contract; or

(xv) any Contract to enter into any Contract of the type described in the foregoing.

(b) The Company has delivered to the Buyer a true copy of each written Contract (as amended to date) described in Section 3.12(a). Except as set forth on Schedule 3.12(b), with respect to each such Contract:

(i) the Contract is Enforceable against each Acquired Entity party thereto and, to the Knowledge of the Company, each other party thereto;

(ii) no Acquired Entity party thereto, and, to the Knowledge of the Company, no other party thereto, is in Breach thereof, and no event has occurred which, with notice or lapse of time, would constitute a Breach by any such Acquired Entity or, to the Knowledge of the Company, any such other party thereto, under the Contract; and

(iii) no Acquired Entity party thereto and, to the Knowledge of the Company, no other party thereto, has repudiated any provision of the Contract.

3.13
Insurance.  Schedule 3.13(a) contains a true and complete list of each insurance policy Contract held by each Acquired Entity or under which the Acquired Entities or any employees thereof are covered and a list of all claims filed under each policy during the past three years.  All such policies are in full force and effect as of the date hereof and, to the Knowledge of the Company, will continue in effect until the Closing Date.  Except as set forth on Schedule 3.13(b), no Acquired Entity has (i) been in Breach or default (including with respect to the payment of premiums or the giving of notices) with respect to its obligations under any insurance policy Contract, or (ii) for the last three (3) years, been denied insurance coverage.  No Acquired Entity has received any notice that any such insurance policy shall be cancelled or terminated or will not be renewed on substantially the same terms as are now in effect.

3.14
Litigation.  Except as set forth on Schedule 3.14(a), for the last three (3) years there have been no Actions pending, settled or, to the Knowledge of the Company, Threatened, (a) against or brought by any Acquired Entity, its assets, directors or officers, (b) that relate to the Equity Interests or business of any Acquired Entity, or (c) would be reasonably expected to present a claim to restrain or prohibit the consummation of the Transactions. No Acquired Entity is subject to any outstanding Order of any Governmental Authority that would reasonably be expected to prohibit the consummation of the Transactions.  There is no Action pending or, to the Knowledge of the Company, Threatened, which questions the legality or propriety of the Transactions, this Agreement or the documents, instruments, and agreements to be executed, delivered, and performed in connection herewith.

3.15
Employees; Labor.  Schedule 3.15 sets out a complete list of all salaried employees of the Acquired Entities, including name, title and hire date.  Except as set forth in Schedule 3.15, there are no written contracts of employment entered into with any employees of the Acquired Entities or any oral contracts of employment which are not terminable without payment on the giving of reasonable notice in accordance with applicable Law.  No Acquired Entity is a party to or bound by any collective bargaining Contract, nor has any Acquired Entity experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes.  To the Knowledge of the Company, there is no organizational effort currently being made or Threatened by or on behalf of any labor union with respect to employees of any Acquired Entity.

3.16
Employment Law.  Except as set forth on Schedule 3.16, (a) each Acquired Entity is and has been in compliance in all material respects with all Laws pertaining to employment, including, but not limited to, Laws governing or regarding the payment of wages or other compensation, employee benefits, employment discrimination and harassment, occupational safety and health, and any and all other applicable Laws governing or pertaining to the terms and conditions of employment, and (b) there has been no Action pending or, to the Knowledge of the Company, Threatened against any Acquired Entity alleging any failure to so comply.  No Acquired Entity has been in material Breach of any Contract for the employment of any individual.

3.17	Employee Benefits.

(a) Schedule 3.17(a) lists each Employee Benefit Plan.

(b) Each Employee Benefit Plan has been maintained, funded and administered in compliance in all material respects with the terms of such plan and the applicable requirements of ERISA, the Code, and other applicable Law.  Each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code either has (i) an opinion letter or determination letter from the IRS as to its qualified status under Section 401(a) of the Code on which it can rely, or (ii) an applicable remedial amendment period that will not have ended before the Closing.  To the Knowledge of the Company, nothing has occurred that could reasonably be expected to cause disqualification of any Employee Benefit Plan intended to qualify under Section 401(a) of the Code.

(c) All premiums required to be paid, all benefits, expenses and other amounts due and payable, and all contributions, transfers or payments required to be made to or under the Employee Benefit Plans will have been paid, made, or accrued for all services prior to the Closing Date.

(d) Except as disclosed on Schedule 3.17(d), (i) no Employee Benefit Plan is or has ever been covered by Title IV of ERISA and subject to Section 412 of the Code, and (ii) none of the Acquired Entities or any ERISA Affiliate has contributed to or been obligated to contribute to, or has any Liability under or with respect to, any plan subject to Title IV of ERISA.

(e) No Acquired Entity has maintained or contributed, or been required to contribute, to any Employee Benefit Plan providing medical, health, or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code Section 4980B or as part of a severance arrangement).

(f) Except as set forth on Schedule 3.17(f), neither the execution and delivery of this Agreement, nor the consummation of the Transactions, alone or in combination with any other event, will:

(i) result in any payment to be made by any Acquired Entity becoming due to any employee, director, or consultant of the Acquired Entities; or

(ii) increase any benefits or accelerate vesting otherwise provided under any Employee Benefit Plan.

(g) There are no Actions pending or instituted against the Employee Benefit Plans other than routine claims for benefits and, to the Knowledge of the Company, no such Action has been Threatened, and there are no current or pending or, to the Knowledge of the Company, Threatened audits or investigations by any Governmental Authority involving any Employee Benefit Plan.

(h) No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Transactions alone, or in combination with any other event, by any employee, director or other service provider would not be deductible by reason of Code Section 280G or subject to tax pursuant to Code Section 4999 (a “Section 280G Payment”).

3.18	Environmental. Except as set forth on Schedule 3.18, since February 28, 2007:

(a) Each Acquired Entity has been, and is currently, in compliance in all material respects with all applicable Environmental Laws.

(b) The Acquired Entities have received no written notice regarding and no Action is pending nor, to the Company’s Knowledge, Threatened against any Acquired Entity with respect to non-compliance with or Liability under Environmental Laws or with respect to Hazardous Materials.  None of the Acquired Entities is subject to any Order with respect to matters under Environmental Laws as to which there are outstanding obligations.

(c) All material permits required under applicable Environmental Laws for the operation of the business of the Acquired Entities  (“Environmental Permits”) have been obtained and are in full force and effect, and no Acquired Entity has received notice that any Governmental Authority intends to revoke, modify or terminate any such environmental permits.

(d) There has been no disposal or Release by or at the direction of any Acquired Entity of any Hazardous Materials on, at, or under any current or former property owned or operated by any Acquired Entity, or at any offsite disposal location, except in material compliance with Environmental Laws and as would not reasonably be expected to result in material liability to any Acquired Entity pursuant to any Environmental Law.

(e) None of the Acquired Entities has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Material in material violation of any Environmental Laws, or which could reasonably be expected to result in or give rise to Liability of any Acquired Entity, or require a cleanup, removal, response activity, remediation, or corrective action pursuant to any Environmental Law.

(f) To the Knowledge of the Company, no sumps, lagoons, or aboveground or underground storage tanks containing Hazardous Materials are or have been, located at, on or under the properties owned or operated by any Acquired Entity.

(g) The Company has provided the Buyer with access to copies of all environmental assessments, audits, and reports with a material bearing on the environmental condition of any real property leased or operated by any Acquired Entity or non-compliance with or Liability of any Acquired Entity under Environmental Law, copies of material Environmental Permits, and material documents filed in any civil, administrative or criminal proceeding pending or, to the Knowledge of the Company, threatened against any Acquired Entity, in each case in the possession or reasonable control of the Company.

3.19
Permits. Schedule 3.19 sets forth a list of all material Permits held by the Acquired Entities that are required for the ownership of the Acquired Entities’ properties and the operation of their businesses as currently conducted, including Permits relating to any Notice of Acceptance, the National Fenestration Rating Council and the Florida Building Code, and all such Permits are in full force and effect.  The Acquired Entities are in compliance in all respects with all such material Permits.  Except as set forth on Schedule 3.19, no Consent from any Governmental Authority is necessary for the continued validity of any Permit after the consummation of the Transactions.

3.20
Bank Accounts; Officers and Directors.  Schedule 3.20 lists (a) the account numbers and names of each bank, broker, or other depository institution at which any of the Acquired Entities maintains a depository account and (b) each officer and director of each Acquired Entity.

3.21
Affiliate Transactions. Except as set forth on Schedule 3.21, with respect to holdings of a less than 5% interest in a publicly traded company or with respect to any portfolio company of the Stockholders’ Representative, and except for compensation to regular employees of an Acquired Entity made in the Ordinary Course of Business, no current officer, director or stockholder (or any member of such officer’s, director’s or stockholder’s respective immediate family) or Affiliate of any of the Acquired Entities, (i) is now a party to any Contract, commitment or transaction with any of the Acquired Entities (other than at-will employment arrangements) or has any material interest in any property used by any of the Acquired Entities, (ii) is now the direct or indirect owner of an interest in any Person that is a competitor, supplier or customer of any Acquired Entity or (iii) receives income from any source which should properly accrue to an Acquired Entity.

3.22	Customers and Suppliers.

(a) Schedule 3.22(a) lists the Acquired Entities’ thirty (30) largest customers in terms of sales during the twelve (12) month period ended as of December 31, 2013 (“Top Customers”) and the total amount for which each Top Customer was invoiced by the Acquired Entities during such period on a consolidated basis.  Since the Balance Sheet Date, the Company has no Knowledge of any intention on the part of any Top Customer, whether or not in connection with the Transactions, to terminate or reduce the amount of business transacted with the Acquired Entities.

(b) Schedule 3.22(b) lists the Acquired Entities’ ten (10) largest suppliers during the twelve (12) month period ended as of December 31, 2013 (“Top Suppliers”) and the total amount for which each Top Supplier invoiced the Acquired Entities during such period on a consolidated basis. Since the Balance Sheet Date, the Company has no Knowledge of any intention on the part of any Top Supplier, whether or not in connection with the Transactions, to terminate or reduce the amount of business transacted with the Acquired Entities.

3.23
Brokers’ Fees.  Except for payments to KeyBanc Capital Markets Inc. and Piper Jaffray & Co. with respect to the consummation of the Transactions, no Acquired Entity has any obligation to pay any fee, commission, or other compensation to any broker, finder, or agent retained by any Acquired Entity with respect to the Transactions.

3.24
Foreign Corrupt Practices Act.  No Acquired Entity has authorized and, to the Company’s Knowledge, none of their respective managers, directors, officers, agents or employees has made on behalf of any Acquired Entity, any unlawful payments to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, or otherwise violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any similar Law of a foreign jurisdiction.

3.25
Product Warranty; Product Liability.  A copy of each standard warranty of the Acquired Entities is attached to Schedule 3.25(a).  Except as disclosed on Schedule 3.25(b), to the Knowledge of the Company, there are no material design, manufacturing or other defects, latent or otherwise with respect to any product sold or manufactured by the Acquired Entities on or prior to the Closing Date (each, a “Pre-Closing Product”).  Except as disclosed on Schedule 3.25(c), there are no and there have not been in the last three (3) years: (i) liabilities of or claims against an Acquired Entity, fixed or contingent, asserted or, to the Knowledge of the Company, unasserted, with respect to any product liability or any similar claim that relates to any Pre-Closing Product involving amounts in excess of $25,000 individually or $100,000 in the aggregate; or (ii) liabilities of or claims against any Acquired Entity, fixed or contingent, asserted or, to the Knowledge of the Company, unasserted, with respect to any claim for the breach of any express product warranty, claim of product defect or malfunction, or any other similar claim with respect to any Pre-Closing Product, other than standard warranty obligations (to replace, repair or refund) in the Ordinary Course of Business, none of which involves a liability or claim for money, property or services in excess of the amounts specifically reserved therefor on the Interim Financial Statements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE BUYER AND ACQUISITION SUB

The Buyer and Acquisition Sub, jointly and severally, represent and warrant to the Acquired Entities that the statements contained in this ARTICLE IV are correct and complete as of the date of this Agreement.

4.1
Entity Status.  Each of the Buyer and Acquisition Sub is an entity duly created, formed, or organized, validly existing, and in good standing under the Laws of the jurisdiction of its creation, formation, or organization, as the case may be.  Each of the Buyer and Acquisition Sub is duly qualified to conduct its business as a foreign entity and is in good standing under the Laws of each jurisdiction where such qualification is required (except for any jurisdiction where the failure to be so qualified would not, individually or in the aggregate, result in a material adverse effect on the Buyer or Acquisition Sub).  Each of the Buyer and Acquisition Sub has the requisite power and authority necessary to own, lease, or operate its properties and assets and to carry on its business as presently conducted.

4.2
Power and Authority; Enforceability.  Each of the Buyer and Acquisition Sub has the relevant entity power and authority to execute and deliver this Agreement and to perform and consummate the Transactions.  Each of the Buyer and Acquisition Sub has taken all actions necessary to authorize the execution and delivery of this Agreement, the performance of their respective obligations hereunder, and the consummation of the Transactions.  This Agreement has been duly authorized, executed, and delivered by, and (assuming the due authorization, execution and delivery hereof by the other Parties hereto) is Enforceable against, each of the Buyer and Acquisition Sub.

4.3
No Violation.  The execution, delivery and performance of this Agreement by the Buyer and Acquisition Sub, and the consummation of the Transactions by the Buyer and Acquisition Sub do not and will not (a) Breach in any material respect any Contract to which the Buyer or Acquisition Sub is a party or constitute or result in a Breach of any Permit, Law, or Order to which Buyer or Acquisition Sub or their respective assets are subject or bound, (b) Breach in any material respect any provision of the Organizational Documents of the Buyer or Acquisition Sub or (c) require any material Consent.

4.4
Financing.  Buyer and Acquisition Sub have received an executed commitment letter and a redacted fee letter, attached hereto as Exhibit C, from the parties identified therein committing, subject to the terms and conditions set forth therein (including in the term sheets and attachments thereto), to provide $235,000,000 in the aggregate of debt financing to such Persons (such commitment letter, together with all term sheets and other attachments thereto that are attached hereto, the “Commitment Letter,” and the debt financing committed pursuant to the Commitment Letter, the “Financing”).  At the Closing, subject to the terms and conditions of the Commitment Letter and this Agreement, Acquisition Sub will have, or the funding under the Commitment Letter will provide, sufficient currently-available cash on hand to consummate the Transactions and satisfy all of their obligations under this Agreement, including, without limitation, pay the Closing Consideration.  The obligation to fund the commitment under the Commitment Letter is not subject to any condition other than the conditions set forth in the Commitment Letter. The Commitment Letter has been duly executed by Buyer and Acquisition Sub and, to the knowledge of Buyer, each other Person party thereto, and the Commitment Letter is Enforceable.  Except as set forth in the Commitment Letter, there are no unpaid fees, expense reimbursement obligations or other amounts that are required to be paid by Buyer or Acquisition Sub prior to the Closing under or in respect of the Commitment Letter.  As of the date hereof, the Commitment Letter has not been amended or modified, no such amendment or modification is presently contemplated, and the respective obligations and commitments in such letter have not been withdrawn or rescinded in any respect and no such withdrawal is presently contemplated.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or event of default or Breach on the part of Buyer or Acquisition Sub under the Commitment Letter, or (to the knowledge or Buyer or Acquisition Sub) on the part of any other party under the Commitment Letter.  As of the date of this Agreement, neither Buyer nor Acquisition Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to Buyer or Acquisition Sub on the Closing Date; provided, in each case, the Buyer is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article III, or compliance by the Company with their obligations hereunder.  There are no side letters or other agreements, Contracts or arrangements to which Buyer or Acquisition Sub is a party related to the funding of the commitment amounts set forth in the Commitment Letter, other than the Commitment Letter.

4.5
Brokers’ Fees. None of the Buyer, Acquisition Sub or any of their respective officers, directors, stockholders or employees (or any Affiliate of any of the foregoing) has any obligation to pay any fee, commission, or other compensation to any broker, finder, or agent retained by such Person with respect to the Transactions.

4.6
No Injunction.  There is no Action pending or, to the knowledge of the Buyer or Acquisition Sub, Threatened, which questions the legality or propriety of the Transactions, this Agreement or the documents, instruments, and agreements to be executed, delivered, and performed in connection herewith.

4.7
Solvency. Assuming each of the representations and warranties of the Company contained herein are true and correct and the Company complies with its covenants and other obligations set forth in this Agreement, and immediately after giving effect to the Transactions contemplated hereby (including the incurrence of the Financing), the Surviving Corporation will be Solvent immediately following the Effective Time.

ARTICLE V

PRE CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the earlier to occur of (x) the Closing and (y) the termination of this Agreement pursuant to ARTICLE VIII:

5.1
General.  Subject to Section 5.3, each Party agrees to take, or cause to be taken, commercially reasonable efforts to do, or cause to be done, all things necessary or appropriate to cause the timely satisfaction of the conditions to Closing set forth in Article VII.

5.2
Notices and Consents.  Without limitation of the provisions of Section 5.3, as promptly as practicable following the date hereof, each Party will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any Consents of, third parties and Governmental Authorities, if any, necessary or reasonably deemed advisable in connection with the consummation of the Transactions, and will use such Party’s commercially reasonable efforts to agree jointly on a method to overcome any objections by any Governmental Authority to the Transactions.  Subject to any Law, the Parties shall cooperate with each other in exchanging information and assistance in connection with obtaining any Consents of third parties and Governmental Authorities.

5.3	Antitrust Notification; Competition.

(a) To the extent that, after the date hereof and prior to the Closing, the Buyer, on the one hand, and the Stockholders’ Representative and the Company, on the other hand, determine they or any Acquired Entity are required to make the HSR Filing or any other similar filing, notification or submission or obtain any similar clearance as may be required by applicable Law in any other applicable jurisdiction as a condition precedent to the consummation of the transactions contemplated hereby, the Buyer, the Stockholders’ Representative and the Company shall use their best efforts to (a) file, no later than five (5) Business Days after the date hereof, (i) with the United States Federal Trade Commission and the United States Department of Justice the notification and report form, if applicable, pursuant to the HSR Act (the “HSR Filing”), and (ii) any other forms, notifications or submissions as may be required by applicable Law in any other applicable jurisdiction, in each case required with respect to the transactions contemplated hereby, and (b) thereafter to file or otherwise provide any supplemental information which may be required in connection therewith pursuant to applicable Law.  Any such filing, notification or other submission and any supplemental information will be in substantial compliance with the requirements of applicable Law.  Each of the Buyer, on the one hand, and the Stockholders’ Representative and the Company, on the other hand, shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing, notice or submission which is necessary under the HSR Act or other applicable Law.  The Buyer, on the one hand, and the Stockholders’ Representative and the Company, on the other hand, shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, any Governmental Authority with respect to such filings or submissions and shall comply promptly with any inquiry or request.  Each of the Buyer, the Stockholders’ Representative and the Company will use its reasonable best efforts to obtain as promptly as possible any clearance required under the HSR Act or other applicable Law for the Transactions.  All costs and expenses incurred in connection with any filing (including contesting any proceeding (including any request for additional information from any Governmental Authority) relating to the Transactions), submission or notice contemplated by this Section 5.3 shall be borne equally by Buyer and the Stockholders.  If so requested by the Stockholders’ Representative at any time, Buyer shall join with the Acquired Entities in requesting an early termination of the waiting period under the HSR Act.

(b) Notwithstanding anything to the contrary contained in this Section 5.3 or elsewhere in this Agreement, Buyer shall have no obligation under this Agreement: (i) to divest or agree to divest, or cause any of its subsidiaries or Affiliates to divest, any of its or their respective businesses, product lines or assets, or to take or agree to take, or cause any of its subsidiaries or Affiliates to take or agree to take, any other action, or to agree, or cause any of its subsidiaries or Affiliates to agree, to any limitation or restriction on any of its or their respective businesses, product lines or assets; or (ii) to contest any proceeding relating to the HSR Filing; provided, however, each of the Stockholders’ Representative, Buyer and the Acquired Entities shall contest any proceeding (including any request for additional information from any Governmental Authority) relating to the HSR Filing until such time as either the Buyer, on the one hand, or the Stockholders’ Representative and the Acquired Entities, on the other hand, incurs one million dollars ($1,000,000) in aggregate costs and expenses in connection with its obligations under this Section 5.3(b), at which point either Party shall be entitled to cease participating in contesting such proceedings (including any request for additional information from any Governmental Authority).  Notwithstanding anything to the contrary contained in this Section 5.3, the Parties reserve the right to limit disclosure of documents, or portions thereof, submitted to any Governmental Authority to outside competition counsel only.

5.4
Preservation and Operation of Business.  Each Acquired Entity shall use its commercially reasonable efforts to (i) preserve its current business and properties substantially intact, including its present operations, physical facilities, and working conditions, and (ii) maintain its relationships with lessors, licensors, suppliers, customers, and employees.  Without the prior written consent of the Buyer, the Acquired Entities shall not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business or take any action described in Section 3.5.

5.5	Full Access; Assistance with Financing.

(a) Upon reasonable advance notice received from the Buyer, the appropriate Acquired Entity shall permit the Buyer and its authorized representatives reasonable access, at such times and in a manner so as not to interfere with the normal business operations of such Acquired Entity, to the premises, properties, personnel, books and records and other data related to such Acquired Entity and will furnish or make available to the Buyer copies of all financial, operating, and other relevant data and information regarding such Acquired Entity as the Buyer or its authorized representatives may reasonably request.

(b) Prior to the Closing Date and subject to the limitations set forth in this Section 5.5, the Company shall provide, shall cause each of the other Acquired Entities to provide, and shall use its reasonable best efforts to cause its directors, officers, employees, investment bankers, attorneys, accountants and other advisors and representatives to provide, all cooperation (including with respect to timeliness) reasonably requested by Buyer in connection with the Financing, including (i) furnishing Buyer and their Financing Sources, as promptly as practicable, with such information (other than financial information, which is covered by clause (ii) below) regarding the Company and the other Acquired Entities, including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Acquired Entities) customary for the arrangement of loans contemplated by the Financing, as may be reasonably requested by Buyer, (ii) furnishing Buyer and its Financing Sources as promptly as practicable with all financial statements, pro forma financial statements and other financial data and financial information of the Acquired Entities that is required under the conditions set forth in  the Commitment Letter (as in effect on the date of this Agreement), (iii) providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders (subject to reasonable confidentiality provisions) and, with respect to any public-side version of such information, confirming that such version consists exclusively of information and documentation that does not contain information that is (x) of a type that would not be publicly available (or could be derived from publicly available information) if the Company or any other Acquired Entity were public reporting companies and (y) material with respect to the Company or the other Acquired Entities or any of their respective securities for purposes of foreign, United States Federal and state securities laws (the information, financial statements, pro forma financial statements, business and other financial data and financial information referred to in clause (i) and (ii) above, together with the authorization letters referred to in clause (iii) above, the “Required Information”), (iv) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Financing and senior management and representatives, in each case with appropriate seniority and expertise, of the Company and the other Acquired Entities), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperating with the marketing efforts of Buyer and Financing Sources, in each case in connection with the Financing, (v) assisting with the preparation of materials for rating agency presentations, offering documents, bank information memoranda and similar documents required in connection with the Financing, (vi) using commercially reasonable efforts to obtain accountants’ comfort letters and legal opinions reasonably requested by Buyer, (vii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of the Financing and to permit the proceeds thereof to be made available to Buyer as of the Closing, (viii) executing and delivering any customary credit agreements, guarantees and pledge and security documents (subject to occurrence of the Closing) and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates, customary closing certificates and documents as may be reasonably requested by Buyer (including delivery of borrowing base certificates and delivery of a solvency certificate of the chief financial officer of the Company in the form contemplated by the Commitment Letter (as in effect on the date hereof)), (ix) using commercially reasonable efforts to cause accountants to consent to the use of their reports in any material relating to the Financing, (x) assisting in (A) the preparation and execution of one or more credit agreements  currency or interest hedging agreements or (B) the amendment of any of the Company’s or the other Acquired Entities’ currency or interest hedging agreements, in each case, on terms that are reasonably requested by Buyer in connection with the Financing, (xi) subject to customary confidentiality arrangements, cooperating with the Financing Sources’ due diligence, to the extent customary and reasonable, (xii) furnishing the Buyer for distribution to the Financing Sources as promptly as practicable with such information regarding the Company and the other Acquired Entities as is customary in connection with the Financing and any security required thereby, and (xiii) using commercially reasonable efforts in arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Commitment Letter to be paid off, discharged and terminated on the Closing Date; provided, that (1) no obligation of the Company or any of the other Acquired Entities under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Closing and none of the directors or officers of the Company or any Acquired Entity who will not be a director or officer of the Company or any Acquired Entity after Closing, shall be required to take any action in any capacity to authorize or approve the Financing; (2) no personal liability shall be imposed on the officers or employees involved; and (3) that neither the Company nor any other Acquired Entity and none of their respective directors, officers or employees, shall be required to pay any commitment or other similar fee or incur any other liability or expense in connection with the Financing prior to the Closing.  The Company hereby consents to the use of its and the other Acquired Entities’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the other Acquired Entities.  Buyer shall indemnify and hold harmless the Company, the other Acquired Entities and their respective officers, employees, board members, shareholders and other representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information (other than information (except for financial projections) furnished by or on behalf of the Company or the other Acquired Entities) used in connection therewith. Nothing in this Section 5.5 will require the Company or any other Acquired Business to incur any liability or agree to provide any indemnity prior to the Closing.

5.6	Financing Covenant.

(a) Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing as promptly as practicable and in a timely fashion on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (a) maintain in effect the commitment for the Financing set forth in the Commitment Letter, (b) negotiate and execute definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including any flex terms in the Commitment Letter) and (c) satisfy (and cause its Affiliates to satisfy), on a timely basis, taking into account the expected timing of the Marketing Period, all conditions applicable to Buyer and its Affiliates in such Commitment Letter and the definitive agreements related thereto that are within its or its Affiliates’ control.  In the event that all conditions to the commitment of any counterparty to the Commitment Letter providing such Financing have been satisfied, Buyer shall take reasonable best efforts to cause the lenders and the other Persons providing the Financing to fund when required hereunder the Financing required to consummate the Transactions contemplated hereby.  Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Commitment Letter (except in compliance with the flex provisions of the Fee Letter as in effect as of the date hereof), if such amendment, modification or waiver reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount), amends the conditions precedent to the Financing in a manner that would reasonably be expected to delay or prevent the Closing Date or make the funding of the Financing less likely to occur, adversely impacts the ability of Buyer to enforce or cause the enforcement of its rights under any of the Commitment Letter or the definitive agreements relating thereto or imposes additional material obligations on the Company, or other Acquired Businesses prior to the Closing Date.  If any portion of the Financing becomes unavailable on the terms (including any applicable flex terms) and conditions contemplated in the Commitment Letter, or Buyer becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Financing unavailable on the terms (including any applicable flex terms) and conditions contemplated in the Commitment Letter, then Buyer shall use its reasonable best efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources in an amount sufficient to consummate the Transactions, with terms (including any applicable flex terms) and conditions  that are not materially less favorable to Buyer and Acquisition Sub, taken as a whole, than the terms set forth in the Commitment Letter and otherwise do not impose new or additional conditions that would reasonably be expected to delay or prevent the funding of the Financing, or not materially and adversely impact the ability of Buyer to timely consummate the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event, but, in no event, later than the date Buyer is required to consummate the Merger in accordance with this Agreement.  For purposes of this Agreement, references to the “Financing” shall include the financing contemplated by the Commitment Letter as permitted to be amended, modified or replaced by this Section 5.6, and references to the “Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5.6.  Buyer shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies (including drafts) of the material definitive documents for the Financing.  Buyer and Acquisition Sub shall give the Company prompt notice of (x) any actual or likely material breach, violation, default, termination or repudiation by any party to any of the Commitment Letter or definitive documents related to the Financing of which Buyer or Acquisition Sub has knowledge, (y) the receipt of any written notice from any Financing source alleging a breach, violation default, termination or repudiation by any party to the Commitment Letter or any definitive document related to the Financing of any provisions of the Commitment Letter or any definitive document related to the Financing and (z) the occurrence of an event or development that Buyer and Acquisition Sub expect to have a material and adverse impact on the ability of Buyer or Acquisition Sub to obtain all or any material portion of the Financing contemplated by the Commitment Letter on the terms, in the manner or from the sources contemplated by the Commitment Letter or the definitive documents related to the Financing.  Buyer shall promptly deliver a true, correct and complete copy of each commitment letter in respect of an alternative financing (together with a redacted copy of any related fee letter.

(b) Notwithstanding anything contained in this Section 5.6 or in any other provision of this Agreement, in no event shall Buyer be required (i) to amend or waive any of the terms or conditions hereof, or (ii) consummate the Closing any earlier than the first Business Day following the final day of the Marketing Period.

(c) Subject, in each case, to the rights of the parties to the Commitment Letter under the terms thereof and the definitive documentation with respect to the Financing, none of the parties hereto, nor or any of their respective Affiliates shall have any rights or claims against any Financing Source in connection with this Agreement, the Commitment Letter, the Financing, the definitive documentation in connection thereto or any of the transactions contemplated thereby, and, without prejudice to the rights of the Financing Sources pursuant to the Commitment Letter, Fee Letter and the definitive documentation with respect to the Financing, the Financing Sources, solely in their respective capacities as investors, lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement, whether at law or equity, in contract, in tort or otherwise (other than with respect to enforcing their rights as third party beneficiaries of this Agreement.  In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Sources shall have any liability for any claims or damages to the Company or any Stockholder in connection with this Agreement, the Commitment Letter, the Financing or the transactions contemplated hereby or thereby.

5.7	Confidentiality; Publicity.

(a) The Parties recognize and acknowledge that the Parties desire to maintain as private and confidential their activities under this Agreement.  In furtherance thereof, the Parties hereby acknowledge their obligations under the Confidentiality Agreement and confirm that such obligations shall survive the Closing and remain in full force and effect in accordance with the terms thereof; provided, however, that any of the Acquired Entities or any of their Affiliates may disclose to investors and potential investors such information (including financial information related to the Acquired Entities) as is reasonably necessary for such investors to monitor their investments in the Acquired Entities or their Affiliates or for such potential investors to determine whether to make an investment in such Affiliates.

(b) Until such time as an initial, mutually agreed upon press release or other similar announcement has been made regarding the Transactions, the Parties will, and will cause each of their Affiliates to, maintain this Agreement confidential and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior written consent of the other Parties, which consent shall not be unreasonably withheld; provided, however, that a Party may, without the prior written consent of the other Parties, issue or cause publication of any such press release or public announcement to the extent that such Party is required to do so by Law or by the rules of any applicable self-regulatory organization and delivers to the other Parties an opinion of legal counsel to such effect, in which event such Party will use its commercially reasonable efforts to allow the other Parties reasonable time to comment on such press release or public announcement in advance of its issuance.

5.8
Update to Schedules.  From time to time on or before the Closing Date, the Company may, by delivering written notice to the Buyer (an “Update Notice”), update the Schedules solely with respect to any representation and warranty by the Company hereunder to reflect any change, fact, circumstance, occurrence or event (collectively, “Change”) (a) occurring or arising during the period after the date hereof and on or before the Closing Date; or (b) in the case of any representations or warranties made to the Knowledge of the Company, of which the Company first acquires Knowledge during such period.  The Company shall deliver all such Update Notices as soon as practicable after such information is available to the Company.  Following receipt by the Buyer of any Update Notice setting forth any Change that constitutes a Material Adverse Effect, the Buyer may, in its sole discretion and without Liability to the Stockholders or any Acquired Entity, terminate this Agreement by giving notice of such termination to the Company within two (2) Business Days thereafter.  If the Buyer does not timely provide the notice described in the preceding sentence, the Buyer shall be deemed to have waived (i) its right to terminate this Agreement or prevent consummation of the Transactions pursuant to Section 8.1(c) with respect to the Changes in such Update Notice and (ii) any right to make any claim against the Stockholders or the Acquired Entities in respect thereof, including pursuant to ARTICLE IX.  On the date that is one (1) day prior to the Closing Date, the Company shall deliver to the Buyer a true, complete and final copy of the Schedules, including all information contained in the Update Notices, if any.  Nothing in this Section 5.8 shall impact Buyer’s right to make any claim against the Stockholders pursuant to ARTICLE IX as a result of any inaccuracy or breach of any representation or warranty made as of the date of this Agreement.

5.9
Liability Insurance; Director and Officer Indemnification.  Prior to the Closing, the Company shall convert the Company’s existing directors’ and officers’ liability insurance coverage for the Acquired Entities’ directors and officers to a run-off policy which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to the insured persons than, the directors’ and officers’ liability insurance coverage presently maintained by the Company (the “Run-Off Policy”); provided, however, that if such run-off coverage is not available at a cost not greater than two hundred percent (200%) of the annual premiums paid as of the date hereof under the existing policies, then the Company shall be required to obtain only as much coverage as is available under substantially similar policies for annual premiums that do not exceed two hundred percent (200%) of such prior premiums.  From and after the Closing Date until the sixth anniversary thereof,  the Buyer and the Company shall not, and shall cause the Acquired Entities not to, without the written consent of the Stockholders’ Representative, take any action to (i) cancel, amend or shorten the term of the Run-Off Policy or (ii) amend or terminate the indemnification provisions of any Acquired Entity’s Organizational Documents to adversely impact the extent of coverage under such Organizational Documents as compared to the amount that was in effect immediately prior to the Closing.

5.10
Exclusivity.  After the date hereof and until the earlier of (i) the Closing Date and (ii) the date that this Agreement is terminated in accordance with the terms hereof, the Company shall, and shall cause its Affiliates, directors, officers, managers, employees, agents and advisors to, deal exclusively with the Buyer and its designated representatives regarding the Transactions contemplated hereby or any other acquisition of or investment in the Acquired Entities, and the Company shall not, and shall instruct its Affiliates, directors, officers, managers, employees, agents and advisors not to, (a) solicit, initiate, engage in negotiations with or encourage the submission of any inquiry, proposal or offer from any Person other than the Buyer and its representatives relating to the acquisition of the Company Common Stock or any significant portion of the assets of any of the Acquired Entities (including any acquisition structured as a merger, consolidation, or share exchange), (b) provide information or documentation to any Person other than the Buyer and its representatives with respect to the Acquired Entities relating to any such acquisition, (c) enter into an agreement with any Person other than the Buyer with respect to any such acquisition or (d) participate in any negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do any of the foregoing.  The Company shall, and shall take commercially reasonable efforts to cause its Affiliates, directors, officers, managers and employees to, and shall instruct its agents and representatives to, cease any discussions that may be ongoing as of the date hereof with any Person (other than the Buyer, its Affiliates and their respective representatives) with respect to any such acquisition.  The Company shall promptly notify the Buyer if the Company or its representatives receive any written offers with respect to such an acquisition from any Person (other than Buyer, its Affiliates and their respective representatives), including the identity of such Person and the material terms  of such offer.

5.11
Termination of Affiliate Transactions.  The Company shall terminate at or prior to Closing, and obtain any consents or releases required to terminate at or prior to Closing, the agreements listed on Schedule 3.21 without any liability to the Buyer or the Surviving Corporation from and after the Closing.

5.12
Section 280G Vote.  Prior to Closing, the Company shall submit for approval to the Stockholders entitled to vote, meeting the requirements of Code Section 280G(b)(5)(B) and the applicable Treasury regulations thereunder, all Section 280G Payments, such that in the event of such approval the deduction of such payments and benefits will not be limited by the application of Code Section 280G and the applicable regulations thereunder.  Any materials distributed to the Stockholders pursuant to this Section 5.12 shall be provided to Buyer at least five days prior to distribution to Stockholders and shall be subject to the prior review and approval of Buyer, which approval shall not be unreasonably withheld, delayed or conditioned.  Prior to Closing, the Company shall deliver to Buyer written certification that either (a) the foregoing Stockholder vote was solicited in conformity with Code Section 280G(b)(5)(B) and the applicable Treasury regulations thereunder and the Stockholder approval was obtained with respect to any Section 280G Payments that were subject to such Stockholder vote, or (b) the Stockholder approval of the Section 280G Payments was not obtained and as a consequence, such payments and/or benefits shall not be made or provided to any affected individual.

ARTICLE VI

POST CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

6.1
General.  In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each Party will take such further action (including the execution and delivery of such further instruments, notices, and documents) not inconsistent with this Agreement as any other Party reasonably may request, all at the requesting Party’s sole cost and expense (unless the requesting Party is entitled to indemnification therefor under ARTICLE IX); provided, that the requesting Party shall not be responsible for any of such costs or expenses incurred by any other Party that are not out-of-pocket costs or expenses paid or payable to a third party.  The Company acknowledges and agrees that after the Closing Buyer will be entitled to possession of all documents, books, records, agreements, and financial data of any sort relating to the Acquired Entities, but the Stockholders’ Representative will be permitted to retain copies of any such documents, books, records, agreements, and financial data.

6.2
Litigation Support.  So long as any Party actively is contesting or defending against any Action in connection with (a) the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction attributable to the period prior to the Closing Date involving any Acquired Entity, each other Party will cooperate with such Party and such Party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under ARTICLE IX); provided, that the defending Party shall not be responsible for any of such costs or expenses incurred by any other Party that are not out-of-pocket costs or expenses paid or payable to a third party.

6.3
WARN Act.  Following the Closing, the Buyer shall not, and shall cause the Acquired Entities not to, take any action, or fail to take any action, where such act or failure to act would give rise to any Liability of the Stockholders under the WARN Act.

ARTICLE VII

CLOSING CONDITIONS

7.1
Conditions Precedent to Obligation of the Buyer.  The Buyer’s and Acquisition Sub’s obligations to consummate the Transactions and take any other action required to be taken by the Buyer or the Acquisition Sub at the Closing and thereafter are subject to the satisfaction, at or prior to the Closing, of each condition precedent listed below (any of which may be waived by the Buyer or the Acquisition Sub in whole or in part); provided, however, that in no event shall Buyer and Acquisition Sub be obligated to consummate the Closing prior to the first Business Day immediately following the final day of the Marketing Period (or such date during the Marketing Period specified by Buyer on at least three Business Days written notice to the Company).

(a) Accuracy of Representations and Warranties.  The representations and warranties of the Company set forth in ARTICLE III shall have been accurate and complete in all respects as of the date of this Agreement, and must be accurate and complete in all respects as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall have been accurate and complete as of such date), without regard to any “Material Adverse Effect” or “material” qualifications contained therein, except where the failure of such representations and warranties to be accurate and complete would not individually or in the aggregate have a Material Adverse Effect.

(b) Compliance with Obligations.  The Stockholders’ Representative and the Company must have performed and complied with all of their respective covenants and obligations required by this Agreement to be performed or complied with at or prior to the Closing in all material respects.

(c) No Material Adverse Effect.  Since the date of this Agreement, there must have been no event or series of events which has had a Material Adverse Effect.

(d) Closing Certificate.  The Company shall have delivered to Buyer a certificate dated the Closing Date and signed by an authorized executive officer of the Company on behalf of the Company confirming the foregoing matters in Section 7.1(a), (b) and (c).

(e) Consents.  Each of the Consents listed on Schedule 7.1(e) shall have been obtained and shall be in full force and effect.

(f) No Adverse Action.  There shall be (i) no Order of any Governmental Authority in effect as of the Closing Date that prohibits or prevents the Closing and (ii) no Action pending (other than by or at the direction of the Buyer or any of its Affiliates) by or before any Governmental Authority, arbitrator, or mediator which seeks to challenge, restrain, prohibit, invalidate or interfere with the Transactions.

(g) Closing Deliveries.  The Company and the Stockholders’ Representative shall have caused the documents and instruments described in Section 1.6(b) to be delivered to the Buyer at or prior to the Closing.

(h) Stockholder Approval.  The Company and the Stockholders’ Representative shall have caused a written consent or approval from Stockholders holding at least 97.5% of the outstanding Company Common Stock to this Agreement and the Transactions to be delivered to the Buyer at or prior to the Closing.

(i) Antitrust; Competition.  All filings, notifications and submissions contemplated by Section 5.3 shall have been timely completed, all Consents required in connection therewith shall have been obtained and any waiting period for the consummation of the Transactions prescribed by the HSR Act or other applicable Law shall have expired or early termination thereof shall have been granted.

7.2
Conditions Precedent to Obligation of the Company.  The Company’s obligation to consummate the Transactions and take any other action required to be taken by the Company at the Closing and thereafter is subject to the satisfaction, at or prior to the Closing, of each condition precedent listed below (any of which may be waived by the Company in whole or in part).

(a) Accuracy of Representations and Warranties.  The representations and warranties of the Buyer and Acquisition Sub set forth in ARTICLE IV shall have been accurate and complete in all material respects (except with respect to any representation or warranty qualified by the word “material” or words of similar import, in which case such representations and warranties must have been accurate and complete) as of the date of this Agreement, and must be accurate and complete in all material respects (except with respect to any representation or warranty qualified by the word “material” or words of similar import, in which case such representations and warranties must have been accurate and complete) as of the Closing Date, as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall have been accurate and complete as of such date).

(b) Compliance with Obligations.  The Buyer and Acquisition Sub must have performed and complied with all of their respective covenants and obligations required by this Agreement to be performed or complied with at or prior to the Closing in all material respects.

(c) No Adverse Action.  There shall be (i) no Order of any Governmental Authority in effect as of the Closing Date that prohibits or prevents the Closing and (ii) no Action pending (other than by or at the direction of Stockholders, the Acquired Entities or any of their Affiliates) by or before any Governmental Authority, arbitrator, or mediator which seeks to challenge, restrain, prohibit, invalidate or interfere with the Transactions.

(d) Closing Deliveries.  The Buyer and Acquisition Sub shall have caused the documents and instruments described in Section 1.6(c) to be delivered to the Company at or prior to the Closing.

(e) Antitrust; Competition.  All filings, notifications and submissions contemplated by Section 5.3 shall have been timely completed, all Consents required in connection therewith shall have been obtained and any waiting period for the consummation of the Transactions prescribed by the HSR Act or other applicable Law shall have expired or early termination thereof shall have been granted.

ARTICLE VIII

TERMINATION

8.1	Termination of Agreement. The Parties may terminate this Agreement as provided below:

(a) Mutual Consent.  The Buyer and the Company may terminate this Agreement as to all Parties by mutual written consent at any time prior to the Closing.

(b) Expiration Date.  Either the Buyer or the Company may terminate this Agreement upon delivery of written notice if the Closing has not occurred by the Expiration Date; provided, that the Party electing to terminate this Agreement shall not bear significant responsibility for, or otherwise have materially contributed to, the failure to satisfy any of such Party’s conditions precedent set forth in ARTICLE VII, regardless of whether any other conditions precedent have yet to be satisfied by performance of another Party.

(c) By Buyer.  The Buyer may terminate this Agreement by giving written notice to the Company at any time prior to the Closing (i) in the event that the Company has Breached any representation, warranty, or covenant contained in this Agreement such that the conditions set forth in Section 7.1(a) or 7.1(b) shall not have been satisfied and such Breach cannot be or has not been cured within fifteen (15) days following delivery of written notice of such Breach or such Breach has not been waived by the Buyer; provided, that, with respect to the Stockholders’ Representative’s or the Company’s failure to satisfy the condition set forth in Section 7.1(b), the Buyer may only terminate this Agreement prior to the Expiration Date if the performance or satisfaction by the Stockholders’ Representative or the Company, as applicable, of any covenant or obligation contemplated therein prior to the Expiration Date would be impossible, (ii) in accordance with the provisions of Section 5.8, or (iii) in the event the Financing becomes unavailable on terms set forth in the Commitment Letter (after Buyer has satisfied its obligations under Section 5.6(a) (including, without limitation, obtaining alternative financing and taking reasonable best efforts to cause the lenders to fund the Financing)).

(d) By the Company.  The Company may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing in the event that the Buyer has Breached any representation, warranty, or covenant contained in this Agreement such that the conditions set forth in Section 7.2(a) or 7.2(b) shall not have been satisfied and such Breach cannot be or has not been cured within fifteen (15) days following delivery of written notice of such Breach or such Breach has not been waived by the Company; provided, that with respect to the Buyer’s or the Acquisition Sub’s failure to satisfy the condition set forth in Section 7.2(b), the Company may only terminate this Agreement prior to the Expiration Date if the performance or satisfaction by the Buyer or the Acquisition Sub, as applicable, of any covenant or obligation contemplated therein prior to the Expiration Date would be impossible.

8.2
Effect of Termination.  If this Agreement is terminated by the Buyer or the Company pursuant to Section 8.1, all further rights and obligations of the Parties under this Agreement will terminate without any Liability of a Party to the other Party (except for any Liability of any Party then in Breach, in which case the rights of any non-Breaching Party to pursue all equitable and legal remedies of such Party in connection with such Breach will survive such termination unimpaired); provided, however, that the rights and obligations of the Parties under Section 5.6 (Confidentiality; Publicity), this Section 8.2 (Effect of Termination), ARTICLE XI (Miscellaneous) and any other provisions regarding the interpretation or enforcement of this Agreement will survive any such termination.

8.3
Termination Fee.  If this Agreement is terminated by the Buyer pursuant to Section 8.1(c)(iii), the Company shall be paid $6,000,000 by the Buyer by wire transfer of immediately available funds within one (1) Business Day after such termination.  Notwithstanding anything to the contrary in this Agreement, the Parties agree that the Company’s right to receive the amount set forth in the preceding sentence shall be the sole and exclusive remedy of the Company and its Affiliates for any and all Damages that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination, and the Parties agree that if the Buyer delivers the amount set forth in the preceding sentence to the Company, then neither the Buyer, the Company nor their respective Affiliates shall have any further Liability of any kind in respect of this Agreement and the Transactions.

ARTICLE IX

INDEMNIFICATION

9.1	Survival.

(a) Claims by any Indemnitee based on fraud, together with the associated rights of indemnification, shall survive for the applicable statute of limitations.

(b) All representations and warranties other than those referred to in Section 9.1(a) of the (i) Buyer and Acquisition Sub contained in this Agreement shall survive the Closing and continue in full force and effect for fifteen (15) months thereafter, and (ii) Company contained in this Agreement shall survive the Closing and continue in full force and effect for fifteen (15) months thereafter, and in each case shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for a Breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).

(c) Each covenant of the Stockholders’ Representative, the Company or the Buyer set forth herein, together with the associated rights of indemnification, shall survive until such time as each such covenant has been fully performed and satisfied.

9.2
Indemnification Provisions for the Buyer’s Benefit.  Subject to the provisions of this ARTICLE IX, each Stockholder, severally in accordance with its Proportionate Percentage, shall defend, indemnify, and hold the Buyer Indemnified Persons harmless from, and will reimburse the Buyer Indemnified Persons for, any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to any one of the following:

(a) any Breach of any representation or warranty made by the Company in this Agreement or in any certificate or other document or instrument delivered in connection with this Agreement by the Company or the Stockholders’ Representative;

(b) any Breach of any covenant or obligation of the Company or the Stockholders’ Representative in this Agreement;

(c) any Liability for Tax imposed on or relating to (A) any Acquired Entity with respect to any taxable period or portion thereof ending on or before the Closing Date, (B) any Relevant Group of which any Acquired Entity (or any predecessor) is or was a member pursuant to Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local, or foreign Law); or (C) any Acquired Entity as a transferee or successor, by Contract, or otherwise; provided that such Liability for Tax is not included in the calculation of Actual Working Capital;

(d) any inaccuracies in the statement of Transaction Costs delivered pursuant to Section 1.6(b); or

(e) any Threatened exercise of appraisal rights by a Stockholder or any Action relating to Dissenting Shares or any amounts paid to such Stockholder or a holder of Dissenting Shares (including any interest thereon) or otherwise associated with Dissenting Shares.

9.3
Indemnification Provisions for Stockholders’ Benefit.  The Buyer and the Company (following the Closing), jointly and severally, will defend, indemnify, and hold the Stockholder Indemnified Persons harmless from, and will reimburse the Stockholder Indemnified Persons for, any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to any of the following:

(a) any Breach of any representation or warranty made by the Buyer or Acquisition Sub in this Agreement or in any certificate or other document or instrument delivered in connection with this Agreement; and

(b) any Breach of any covenant or obligation of the Buyer or Acquisition Sub in this Agreement.

9.4	Indemnification Claim Procedures.

(a) The party seeking indemnity (“Indemnitee”) will give prompt written notice to the party or parties providing indemnity (“Indemnitor”) of any matter which may give rise to a claim for indemnification which it discovers or of which it receives notice after the Closing, stating the nature, basis and (to the extent known) amount thereof; provided, however, that no delay on the part of Indemnitee in notifying any Indemnitor shall relieve Indemnitor from any Liability hereunder unless (and then solely to the extent) Indemnitor is prejudiced by such delay.  Copies of any papers received in connection with such matter shall be forwarded to Indemnitor together with the notice of the matter.

(b) In case of any Action by a third party or by any Governmental Authority, or any Action involving claims brought by such a third party or Governmental Authority with respect to which Indemnitor may have Liability under the indemnification provisions contained in this ARTICLE IX (a “Third-Party Claim”), then Indemnitor shall have the right to assume the defense thereof at its own expense and by its own counsel, which counsel shall be reasonably satisfactory to Indemnitee, by providing written notice to Indemnitee confirming Indemnitor’s irrevocable and unconditional obligation to fully indemnify (subject to the limitations on indemnification contained herein) Indemnitee against any Damages that may result from the Third-Party Claim; provided, however, that Indemnitor shall not have the right to assume the defense of such Third-Party Claim if (i) the Third-Party Claim does not involve solely monetary damages, (ii) Indemnitee shall have been advised by counsel that there are one or more legal or equitable defenses available to Indemnitee that are different from or in addition to those available to Indemnitor and, in the reasonable opinion of Indemnitee, counsel for Indemnitor could not adequately represent Indemnitee’s interests because they conflict with those of Indemnitor, (iii) such Third-Party Claim involves, or could have a material effect on, any material matter beyond the scope of the indemnification obligation of Indemnitor (including damages sought in excess of the then-remaining Escrow Holdback Amount), (iv) Indemnitor shall not have assumed the defense of such Third-Party Claim in a timely fashion or (v) the insurer under the Representation and Warranty Insurance Policy has assumed the defense of such Third-Party Claim in accordance with the terms of the Representation and Warranty Insurance Policy.  If Indemnitor shall assume the defense of a Third-Party Claim (under circumstances in which the proviso in the preceding sentence is not applicable), Indemnitor shall not be responsible for any legal or other defense costs subsequently incurred by Indemnitee in connection with the defense thereof.  If Indemnitor does not exercise its rights to assume the defense of a Third-Party Claim or is otherwise restricted from so assuming such defense, Indemnitor shall nevertheless be entitled to participate in such defense with its own counsel and at its own expense; and in any such case Indemnitee may assume the defense of the Third-Party Claim, with counsel that shall be reasonably satisfactory to Indemnitor, and shall act reasonably and in accordance with its good faith business judgment and shall not effect any settlement without the consent of Indemnitor, which consent shall not be unreasonably withheld or delayed.  If Indemnitor exercises its right to assume the defense of a Third-Party Claim, it shall not effect any settlement without the consent of Indemnitee, which consent shall not be unreasonably withheld or delayed; provided, that such consent shall not be required where (i) the terms of such settlement do not include or require any finding or admission of any violation of Law or any violation of the rights of any Person, (ii) pursuant to the terms of such settlement the sole relief to be provided is monetary damages that are to be paid in full by Indemnitor and (iii) the terms of such settlement are not reasonably expected to affect the Taxes of the Acquired Entity, the Buyer or their Affiliates after the Closing Date.

(c) The Indemnitee shall, and shall cause its Affiliates to, use commercially reasonable efforts to pursue any claims for insurance with respect to any claims or Damages for which it is seeking indemnification hereunder, and

(d) This Section 9.4 shall control any examination, investigation, audit or other proceeding related to Taxes.

9.5	Limitations on Indemnification Liability.

(a) Limitation for Stockholders.  The Stockholders’ aggregate Liability for indemnification of the Buyer Indemnified Persons pursuant to Section 9.2(a), Section 9.2(b), and Section 9.2(c) shall not exceed the Escrow Holdback Amount (the “Maximum Amount”); provided, however, that the Maximum Amount shall not apply with respect to any claim based on fraud by any Acquired Entity.  Notwithstanding the limitations set forth in the preceding sentence, Buyer, on behalf of itself and each other Buyer Indemnified Person, acknowledges and agrees that the sole and exclusive remedy of any Buyer Indemnified Person beyond the Maximum Amount for any claim related to, arising under or in connection with or pursuant to Section 9.2(a), Section 9.2(b) or Section 9.2(c) shall be to make a claim against the Representation and Warranty Insurance Policy.  The Buyer, on behalf of itself and each other Buyer Indemnified Person, further acknowledges and agrees that the provisions of this Section 9.5(a) shall apply regardless if (i) Buyer obtains at or following Closing or maintains following Closing the Representation and Warranty Insurance Policy, (ii) the Representation and Warranty Insurance Policy is revoked, cancelled or modified in any manner after issuance, or (iii) any Buyer Indemnified Person makes a claim under the Representation and Warranty Insurance Policy and such claim is denied by the insurer.

(b) Threshold for Stockholders.  The Stockholders will have no Liability for indemnification of the Buyer Indemnified Persons pursuant to Section 9.2(a) unless and until the aggregate Damages claimed thereunder exceed an amount equal to $555,000 (the “Threshold Amount”), and once the aggregate amount of such Damages under Section 9.2(a) exceeds the Threshold Amount, the Buyer Indemnified Persons will be entitled to recover all such Damages to which they are entitled in excess of the Threshold Amount; provided, however, that (i) no Buyer Indemnified Person shall be entitled to make any claim under Section 9.2(a) in respect of any Individual Matter unless such claim is for Damages in excess of $25,000 (the “Per Claim Amount”), and (ii) the Threshold Amount and the Per Claim Amount shall not apply with respect to any Action arising from the Breach of a Fundamental Representation or from fraud by the Acquired Entities.

(c) Limitation for Buyer and the Surviving Corporation.  The Buyer’s and the Surviving Corporation’s aggregate Liability for indemnification of the Stockholder Indemnified Persons pursuant to Section 9.3(a) shall not exceed the Maximum Amount; provided, however, that the Maximum Amount shall not apply with respect to any claim based on fraud by the Buyer or Acquisition Sub or arising from the breach of a Buyer Fundamental Representation.  Notwithstanding the limitations set forth in the preceding sentence, in no event other than fraud shall the Buyer’s and the Surviving Corporation’s aggregate Liability for indemnification pursuant to this Agreement exceed the Maximum Amount (other than as set forth in Section 8.3).

(d) Threshold for Buyer and Acquisition Sub.  The Buyer and the Surviving Corporation will have no Liability for indemnification of the Stockholder Indemnified Persons pursuant to Section 9.3(a) unless and until the aggregate Damages claimed thereunder exceed an amount equal to the Threshold Amount, and once the aggregate amount of such Damages under Section 9.3(a) exceeds the Threshold Amount, the Stockholder Indemnified Persons will be entitled to recover all such Damages to which they are entitled in excess of the Threshold Amount; provided, however, that (i) no Stockholder Indemnified Person shall be entitled to make any claim under Section 9.3(a) in respect of any Individual Matter unless such claim is for Damages in excess of the Per Claim Amount, and (ii) the Threshold Amount and the Per Claim Amount shall not apply with respect to any Action arising from the Breach of a Buyer Fundamental Representation or from fraud by the Buyer or Acquisition Sub.

9.6
Exclusive Remedy.  Subject to Section 8.3, in the absence of fraud, indemnification pursuant to this ARTICLE IX (including, for the avoidance of doubt, recovery under the Representation and Warranty Insurance Policy) shall be the sole and exclusive remedy for the Parties with respect to all claims for monetary Damages arising under this Agreement of any kind or nature, including, without limitation, for any misrepresentation or Breach of any warranty, covenant, or other provision contained in this Agreement.

9.7
Special Damages.  EACH OF THE PARTIES TO THE FULLEST EXTENT PERMITTED BY LAW HEREBY IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO PUNITIVE, SPECIAL, TREBLE, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY LITIGATION BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT OR THE TRANSACTIONS OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS OF ANY OF THEM RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR THE TRANSACTIONS, EXCEPT TO THE EXTENT ANY SUCH DAMAGES ARE PAID OR PAYABLE TO THIRD PARTIES.

9.8
Reduction of Purchase Price.  Any indemnification amounts payable by the Stockholders pursuant to this ARTICLE IX shall be treated for all Tax purposes to be an adjustment to the Purchase Price, unless otherwise required by applicable Law.

9.9
Payment.  Absent fraud, the Buyer Indemnified Persons’ only recourse for indemnification pursuant to Section 9.2(a), Section 9.2(b), or  Section 9.2(c) shall be to collect (i) first, from and against the Escrow Holdback Amount, and (ii) thereafter, from and against the Representation and Warranty Insurance Policy.  No indemnification claims pursuant to Section 9.2(a), Section 9.2(b), or  Section 9.2(c) shall be brought directly against any Stockholder and, absent fraud, the Stockholders shall have no Liability beyond the Escrow Holdback Amount.  Any indemnification pursuant to this ARTICLE IX shall be effected by wire transfer of immediately available funds to an account designated by the Stockholders’ Representative or the Buyer, as the case may be, within three (3) Business Days after the determination thereof, whether pursuant to a final judgment, settlement or agreement among the Parties.

9.10
Calculation of Indemnity Payments.  The obligation of any Party or Stockholder to make payments in respect of any claim for indemnification pursuant to this ARTICLE IX shall be limited to the amount of any Liability that remains after deducting therefrom (i) any insurance proceeds or any indemnity, contribution or other similar payment actually received by the Buyer Indemnified Persons with respect to such claim (net of any increase in premiums related thereto), (ii) any amounts previously paid by the Stockholders with respect thereto pursuant to Section 2.4 and (iii) any income Tax savings that are actually realized by an Indemnitee (or its Affiliates) in the same taxable period as the event which gave rise to the claim for indemnification occurs as a result of a Tax deduction or credit directly resulting from such event, treating such deduction or credit as the last item taken into account in offsetting income in such period.  For purposes of determining whether a representation or warranty has been Breached and calculating any Damages suffered by the Buyer Indemnified Persons pursuant to Section 9.2(a), each representation or warranty that contains any qualification as to “materiality” or “Material Adverse Effect” (other than clause (ii) of Section 3.5) shall be deemed to have been given as though there were no such qualification.

ARTICLE X

TAX MATTERS

10.1	Responsibility for Filing Tax Returns.

(a) The Company shall prepare and file, or cause to be prepared and filed, on a timely basis, all Tax Returns that are required to be filed by each Acquired Entity which are due on or prior to the Closing Date.   The Company shall cause the Acquired Entities to pay on a timely basis all Taxes shown as due on such Tax Returns.

(b) The Buyer and the Surviving Corporation shall prepare and file, or cause to be prepared and filed, all Tax Returns that are required to be filed by each Acquired Entity for any Tax period which ends on or prior to the Closing Date (the “Pre-Closing Tax Returns”) that are filed after the Closing Date.  Except as required by Law, all Pre-Closing Tax Returns shall be prepared consistent with each such Acquired Entity’s past custom and practice. Buyer shall provide the Stockholders’ Representative with a copy of any Pre-Closing Tax Return at least twenty (20) Business Days prior to the date such Tax Return is due for the Stockholders’ Representative’s review.  Buyer shall make revisions to any such Pre-Closing Tax Return as is reasonably requested by the Stockholders’ Representative. In the event there is a disagreement as to whether revisions requested by the Stockholders’ Representative should be included in any such Tax Return, the disagreement shall be submitted to the Arbitrating Accountants for resolution (the expenses of which shall be shared in a manner similarly to that set forth in Section 2.4(c)).  Buyer and the Surviving Corporation shall file all Pre-Closing Tax Returns as finally prepared (including the resolution of the Arbitrating Accountants, if applicable).

(c) The Buyer and the Surviving Corporation shall prepare and file, or cause to be prepared and filed, all Tax Returns that are required to be filed by each Acquired Entity for any Tax period which begins on or before the Closing Date and ends after the Closing Date (each such period, a “Straddle Tax Period,” and the Tax Returns related thereto, “Straddle Period Returns”).  Except as required by Law, all Straddle Period Returns shall be prepared consistent with each such Acquired Entity’s past custom and practice. Buyer shall provide the Stockholders’ Representative with a copy of any Straddle Period Return at least twenty (20) Business Days prior to the date such Tax Return is due for the Stockholders’ Representative’s review.  Buyer shall make revisions to any such Straddle Period Return as is reasonably requested by the Stockholders’ Representative. In the event there is a disagreement as to whether revisions requested by the Stockholders’ Representative should be included in any such Tax Return, the disagreement shall be submitted to the Arbitrating Accountants for resolution (the expenses of which shall be shared in a manner similarly to that set forth in Section 2.4(c)).  Buyer and the Surviving Corporation shall file all Straddle Period Returns as finally prepared (including the resolution of the Arbitrating Accountants, if applicable).

10.2	Straddle Tax Period Allocations.

(a) In the case of a Straddle Tax Period, the amount of any Taxes based on or measured by income or receipts or expenses (e.g., payroll Taxes) of the Acquired Entities for the portion of the period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date.

(b) The amount of any other Taxes of the Acquired Entities for a Straddle Tax Period that relates to the portion of the period ending on the Closing Date shall be deemed to be the amount of such Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the total number of days in such Straddle Tax Period.

10.3
Elections, Amended Returns, Etc.  Without the prior written consent of the Stockholders’ Representative, or as otherwise required by Law, neither the Buyer nor any Acquired Entity (including a successor to such Acquired Entity) shall, with respect to any Tax period ending on or before the Closing Date (i) make any Tax election or (ii) file any amended Tax Return or, in the absence of initial contact by a taxing authority, propose any Tax adjustment for such period to such authority (e.g., through a voluntary disclosure or similar program).  The Buyer shall not take any action which could prevent the taxable period beginning prior to the Closing Date from ending on the Closing Date.

10.4
Cooperation on Tax Matters.  The Buyer, the Surviving Corporation, and the Stockholders’ Representative shall provide,  the Surviving Corporation shall cause the Acquired Entities to provide, and all Parties shall cause their Affiliates to provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to Liabilities for Taxes.  Such assistance shall include making employees reasonably available to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material.  The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance.  The Buyer, the Surviving Corporation and the Stockholders’ Representative will retain, and the Surviving Corporation shall cause the Acquired Entities to retain, for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.

10.5
Refunds.  Any refunds of Taxes and interest thereon paid by a Governmental Authority, net of Taxes and costs to the Surviving Corporation, the Acquired Entities, Buyer or any of their Affiliates related to such refunds and interest, that relate to a period (or a portion of a period) that ends on or prior to the Closing Date (excluding any refund attributable to any loss in a Tax year (or portion of a Straddle Tax Period) beginning after the Closing Date applied (e.g., as a carryback) to income in a Tax year (or portion of a Straddle Tax Period) ending on or before the Closing Date) shall be owned by and delivered to the Stockholders’ Representative within 30 days of receipt of such refund, unless the refund was taken into account in the calculation of Actual Working Capital.  For the avoidance of doubt, any refund attributable to any loss in a Tax year (or portion of a Straddle Tax Period) ending on or before the Closing and carried forward against income in a Tax year (or portion of a Straddle Tax Period) beginning after the Closing shall be owned by Buyer.  In the event that a Tax refund is subsequently determined by any Governmental Entity to be less than the amount paid by Buyer to the Stockholders’ Representative, the Stockholders’ Representative shall promptly return any such disallowed amounts (plus any interest in respect to such disallowed Tax refunds owed to a Governmental Entity) to Buyer.

10.6
Transfer and Similar Taxes.  All real property transfer, other transfer, documentary, sales, use, registration, stamp and similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the Buyer.  The Stockholders’ Representative shall file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and the Buyer and the Surviving Corporation shall, and shall cause the other Acquired Entities to, reasonably cooperate with the Stockholders’ Representative in connection therewith.

ARTICLE XI

MISCELLANEOUS

11.1	Interpretation. In this Agreement, unless a contrary intention is stated:

(a) A defined term (including those set forth in Annex I hereto) has its defined meaning throughout this Agreement and each Annex, Exhibit and Schedule attached hereto, regardless of whether it appears before or after the place where it is defined.

(b) All references in this Agreement to an “Article,” Section,” “subsection,” “Exhibit” or “Schedule” shall be to an Article, Section, subsection, Exhibit or Schedule of this Agreement.

(c) Unless the context otherwise requires, the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby,” or words of similar import shall refer to this Agreement as a whole and not to a particular Article, Section, subsection or other subdivision thereof.

(d) All references to any document, instrument, or agreement shall be deemed to refer to such document, instrument, or agreement, as well to all exhibits, schedules, or addenda thereto.

(e) Whenever the context requires, the words used herein shall include the masculine, feminine and neuter gender, and the singular and plural.

(f) The word “includes” and its derivatives mean “including without limitation” or “including, but not limited to” and corresponding derivative expressions.

(g) The words “shall” and “will” have equal force and effect.

(h) The word “or” is used in the inclusive sense of “and/or.”

(i) Examples shall not be construed to limit, expressly or by implication, the matter they illustrate.

(j) The currency amounts referenced herein are in U.S. Dollars, unless the context requires otherwise.

(k) Any reference to a number of days shall refer to calendar days, unless Business Days are specified.

(l) Any reference to a federal, state, local, or foreign Law shall be deemed also to refer to any such Law as amended and currently in effect, or any successor thereto, and all rules and regulations promulgated thereunder, unless the context requires otherwise.

11.2
Entire Agreement.  This Agreement, together with the Annexes, Exhibits and Schedules hereto and the certificates, documents, instruments, and writings that are delivered pursuant hereto, constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the Transactions.

11.3
Successors and Assigns.  All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are Enforceable by, the Parties and their respective successors and assigns.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties hereto, provided, however that the Buyer may assign its rights under this Agreement at or prior to Closing to its Financing Sources as collateral security.

11.4
Notices.  All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if (and then two (2) Business Days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, or sent by facsimile with proof of transmission (and then one (1) Business Day thereafter) and addressed to the intended recipient as set forth below:

If to the Buyer and, after the Closing, to the Acquired Entities:

PGT Industries, Inc.

1070 Technology Drive

Nokomis, FL  34275

Attn:           Mario Ferrucci III, General Counsel

Fax:           (941) 480-2767

With a copy to (which copy shall not constitute notice):

Pepper Hamilton LLP

Hercules Plaza, Suite 5100

1313 Market Street

P.O. Box 1709

Wilmington, DE 19899-1709

Attn:           Matthew M. Greenberg

Fax:           (302) 421-8390

If to the Stockholders’ Representative and, before the Closing, to the Acquired Entities:

Cortec Group Fund IV, L.P.

c/o Cortec Management IV, L.L.C.

200 Park Avenue

New York, New York 10166

Fax: (212) 682-4195

Attn: Jeffrey Lipsitz and Michael Najjar

With a copy to (which copy shall not constitute notice):

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Attn: Christopher P. Giordano

Fax: (212) 335-8522

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.5
Specific Performance.  Subject to Section 8.3, each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise Breached.  Accordingly, notwithstanding the provisions of Section 9.6, but subject to Section 8.3, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent Breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which they may be entitled, at Law or in equity.

11.6	Time. Time is of the essence in the performance of this Agreement.

11.7
Execution; Counterparts.  This Agreement may be executed by facsimile, telecopied or .PDF signature and in two (2) or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

11.8
Headings.  The article and section headings contained in this Agreement are inserted for convenience of reference only and shall not be part of or affect in any way the meaning or interpretation of this Agreement.

11.9
Governing Law.  This Agreement and the performance of the Transactions and obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of Law principles ; provided, that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, or any dispute arising out of or relating in any way to the Financing, the Commitment Letter, the performance thereof or the transactions contemplated thereby shall be governed by, and construed in accordance with, the law of the State of New York; provided that, for purposes of the Commitment Letter (a) the interpretation of the definition of “Material Adverse Effect” and whether there shall have occurred a Material Adverse Effect, (b) whether the Acquisition has been consummated as contemplated by this Agreement, and (c) whether the representations and warranties made by the Company in this Agreement are accurate and whether as a result of any inaccuracy thereof Buyer has the right to terminate its obligations under this Agreement, shall be determined in accordance with the laws of the State of Delaware without regard to conflict of laws principles that would result in the application of the laws of another jurisdiction.

11.10
Amendments and Waivers.  No amendment, modification, replacement, termination or cancellation of any provision of this Agreement (other than as permitted by Section 5.8) will be valid, unless the same shall be in writing and signed by the Buyer and the Stockholders’ Representative.  Any agreement on the part of any Party to (a) extend the time for the performance of any of the obligations or other acts of the other Party under this Agreement, or (b) waive (i) any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto or (ii) compliance by another Party with any of the agreements or conditions contained herein shall be valid only if set forth in writing, signed by the Party granting such extension or waiver.  No waiver by any Party of any default, misrepresentation, or Breach of warranty or covenant hereunder may be deemed to extend to any prior or subsequent default, misrepresentation, or Breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

11.11
Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or Enforceability of the other provisions hereof; provided, that any provision of this Agreement that is invalid or unenforceable in any situation or in any jurisdiction will not affect the Enforceability of the remaining terms and provisions hereof or the Enforceability of the offending term or provision in any other situation or in any other jurisdiction, and further provided, that to the extent any provision of this Agreement, as applied to any Party or any circumstance, is adjudged by a Governmental Authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the Parties agree that such Governmental Authority, arbitrator, or mediator shall have the power to modify the provision in a manner consistent with its objectives such that it is Enforceable, and/or delete specific words or phrases, and in its modified form, such provision shall then be Enforceable and shall be enforced.

11.12
Expenses.  Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Transactions.  Buyer shall pay all costs and expenses related to the Representation and Warranty Insurance Policy.

11.13
Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement with the benefit of legal representation.  It is expressly agreed that this Agreement shall not be construed against any Party, and if an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement.

11.14
Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties, their respective successors and permitted assigns and the Financing Sources pursuant to this Section 11.14 and Sections 5.6(c), 11.3, 11.9, 11.10 (but solely to the extent of any amendments, modifications, replacements, termination or cancellations of Sections 11.14, 5.6(c), 11.3, 11.9, 11.10 and 11.17 hereof, as well as any other amendments, modifications, replacements, termination or cancellations of any provision that has the effect of amending, modifying, replacing, terminating or cancelling the foregoing provisions), and 11.17, which provisions shall inure to the benefit of, and be enforceable by, each Financing Source, its Affiliates and their respective successors and permitted assigns (who are intended third party beneficiaries thereunder and are intended to be the only third party beneficiaries thereunder).

11.15	Incorporation of Annexes, Exhibits and Schedules. The Annexes, Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof for all purposes.

11.16
Disclosure Generally.  All references to this Agreement herein or in any of the Schedules shall be deemed to refer to this entire Agreement; provided, however, that an exception to a representation or warranty disclosed in any particular Schedule shall be deemed to be an exception to another representation or warranty disclosed in another Schedule if the exception to such other representation or warranty represented by the listing of such disclosure is reasonably apparent on the face of such disclosure, notwithstanding the absence of a cross-reference contained therein.  Any documents included on the Data Room Disk shall be deemed to have been delivered by the Company and the Stockholders’ Representative to the Buyer for purposes of this Agreement.

11.17	Waiver of Jury Trial; Submission to Jurisdiction.

(a) EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(b) EACH OF THE PARTIES SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN WILMINGTON, DELAWARE, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, AGREES THAT ALL CLAIMS IN RESPECT OF THE ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY OTHER COURT.  EACH OF THE PARTIES WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. EACH PARTY AGREES THAT SERVICE OF SUMMONS AND COMPLAINT OR ANY OTHER PROCESS THAT MIGHT BE SERVED IN ANY ACTION OR PROCEEDING MAY BE MADE ON SUCH PARTY BY SENDING OR DELIVERING A COPY OF THE PROCESS TO THE PARTY TO BE SERVED AT THE ADDRESS OF THE PARTY AND IN THE MANNER PROVIDED FOR THE GIVING OF NOTICES IN SECTION 11.17.  EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.  NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 11.17, EACH OF THE PARTIES HERETO AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY FINANCING SOURCE IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE FINANCING, THE COMMITMENT LETTER, THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY, IN ANY FORUM OTHER THAN THE SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF NEW YORK, OR, IF UNDER APPLICABLE LAW EXCLUSIVE JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND APPELLATE COURTS THEREOF).

11.18
Projection Disclaimer.  The Buyer acknowledges and agrees that the Acquired Entities and the Stockholders make no representation or warranty to the Buyer or any Affiliate thereof with respect to the information set forth in the Confidential Information Memorandum distributed by KeyBanc Capital Markets Inc., any supplements thereto, or in any due diligence materials provided or obtained in connection with the Transactions or any financial projections or forecasts relating to the Acquired Entities.  With respect to any projection or forecast delivered by or on behalf of the Acquired Entities or the Stockholders to the Buyer and/or its Affiliates, the Buyer, for itself and its Affiliates, acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts, (ii) the Buyer is familiar with such uncertainties, (iii) the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of the projections and forecasts so furnished to it, and (iv) neither the Buyer nor the Surviving Corporation shall have any claim against the Stockholders or its Affiliates with respect thereto.  Accordingly, the Stockholders, the Acquired Entities and KeyBanc Capital Markets Inc. make no representations or warranties with respect to such projections and forecasts.  Notwithstanding anything to the contrary in this Section 11.18, nothing in this Section 11.18 shall limit or otherwise affect the representations and warranties made by any Acquired Entity set forth in ARTICLE III herein or the other certificates, instruments or ancillary documents delivered in connection with the Transactions.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement and Plan of Merger as of the date first written above.

BUYER:

PGT INDUSTRIES, INC.

By:  /s/ Jeffrey T. Jackson
Name:  Jeffrey T. Jackson
Title:  President & COO

ACQUISITION SUB:

HOT LEDGE COMPANY

By:  /s/ Jeffrey T. Jackson
Name:  Jeffrey T. Jackson
Title:  President

COMPANY:

CGI WINDOWS AND DOORS
HOLDINGS, INC.

By:  /s/ Jeffrey A. Lipsitz
Name:  Jeffrey A. Lipsitz
Title:  President and Secretary

STOCKHOLDERS’ REPRESENTATIVE:

CORTEC GROUP FUND IV, L.P.

By: Cortec Management IV, LLC, its Managing General Partner

By:  /s/ Jeffrey A. Lipsitz
Name:  Jeffrey A. Lipsitz
Title:  Member

--

ANNEX I
DEFINITIONS

The following terms used in the Agreement and Plan of Merger shall have the following respective meanings:

“20-Day Period” has the meaning set forth in Section 2.4(c)(ii).

“2013 Year End Financial Statements” has the meaning set forth in Section 3.4(a)(i).

“Accountants’ Determination” has the meaning set forth in Section 2.4(c)(ii).

“Acquired Entities” means the Company and CGI, and following the Effective Time, the Surviving Corporation.

“Acquired Entity Indebtedness” means, without duplication and with respect to the Acquired Entities, all obligations, contingent or otherwise that, in accordance with GAAP, would be included on an accrual-based balance sheet of the Acquired Entities as indebtedness, but in any event including the outstanding principal amount of, all accrued and unpaid interest on and other payment obligations (including any premiums, termination fees, expenses, breakage costs or penalties due upon prepayment of or payable in connection with this Agreement or the consummation of the Transactions) in respect of, (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) indebtedness of the type described in clause (a) or (c) through (g) of this definition guaranteed, directly or indirectly, in any manner by an Acquired Entity or in effect guaranteed, directly or indirectly, in any manner by an Acquired Entity through an agreement, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for property if not delivered or pay for services if not performed, primarily for the purpose of enabling the debtor to make payment of the indebtedness or to assure the owners of the indebtedness against loss, (c) any indebtedness evidenced by any note, bond, debenture or other debt security, (d) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise, (e) any indebtedness secured by a lien on a Person’s assets, (f) any letter of credit arrangements and (g) any Capital Lease Obligations; provided that Acquired Entity Indebtedness shall not include any surety bonds.

“Acquisition Sub” has the meaning set forth in the preamble to this Agreement.

“Action” means any action, administrative enforcement, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, or other proceeding commenced, brought, or heard by or before any Governmental Authority.

“Actual Cash on Hand” has the meaning set forth in Section 2.4(b).

“Actual Indebtedness” has the meaning set forth in Section 2.4(b).

“Actual Working Capital” has the meaning set forth in Section 2.4(b).

“Additional Cash on Hand” has the meaning set forth in Section 2.4(e)(i).

“Additional Indebtedness” has the meaning set forth in Section 2.4(f)(ii).

“Affiliate” means, with respect to any specified Person, means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person, and in the case of a natural Person shall include such natural Person’s immediate family members.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Arbitrating Accountants” has the meaning set forth in Section 2.4(c)(ii).

“Balance Sheet Date” has the meaning set forth in Section 3.4(a)(ii).

“Breach” means any breach, failure to perform, failure to comply, default, violation, acceleration, termination, cancellation, modification, or required notification.

“Business Day” means any day other than Saturday, Sunday, or any other day in which banks in New York, New York are authorized or required to be closed.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Fundamental Representation” shall mean the representations and warranties of the Buyer and Acquisition Sub contained in Section 4.1 (Entity Status), Section 4.2 (Power and Authority; Enforceability), Section 4.4 (Financing), Section 4.5 (Brokers’ Fees), and Section 4.7 (Solvency).

“Buyer Indemnified Persons” means the Buyer and its Affiliates, officers, directors, employees, and agents, which, following the Closing, shall include the Acquired Entities.

“Capital Lease Obligations” means the obligations (including all prepayment or other similar fees, expenses or penalties on or relating to the repayment or assumption thereof) of the Acquired Entities, on a consolidated basis, to pay rent or other amounts under any lease of (or other arrangement covering the right to use) real or personal property, which obligations are required to be classified and accounted for as capital leases on a consolidated balance sheet of the Acquired Entities as of such date computed in accordance with GAAP, consistently applied with the Financial Statements.

“Cash on Hand” means all cash and cash equivalents of the Acquired Entities, as of 11:59 p.m., Eastern time, on the Closing Date, determined in accordance with GAAP, subject to the provisions of the following sentence.  For the avoidance of doubt, Cash on Hand shall, without duplication, (i) be calculated net of issued but uncleared checks and drafts as of the close of business on the day immediately preceding the Closing Date, except to the extent Liabilities associated with such uncleared checks and drafts are included in the calculation of Working Capital and (ii) include checks, ACH transactions, electronic funds transfers and other wire transfers and drafts deposited for the account of the Acquired Entities as of the close of business on the day immediately preceding the Closing Date, except to the extent the amounts associated therewith are included as accounts receivable in the calculation of Working Capital.

“Cash on Hand Deficit” has the meaning set forth in Section 2.4(e)(ii).

“Certificate of Merger” has the meaning set forth in the recitals.

“CGI” has the meaning set forth in the recitals.

“Change” has the meaning set forth in Section 5.8.

“Closing” has the meaning set forth in Section 1.6(a).

“Closing Consideration” means an amount equal to $111,000,000 (the “Purchase Price”), minus the aggregate amount of the Transaction Costs (other than the Sale Bonus Obligations), minus the aggregate amount of Acquired Entity Indebtedness, minus the aggregate amount of Sale Bonus Obligations, plus the aggregate amount of all Merger Option Exercise Amounts, minus the Escrow Holdback Amount, minus the Working Capital Escrow Amount, plus the aggregate amount of Notes Receivable plus all interest accrued thereon through the Closing Date, plus or minus any adjustments in respect of the Working Capital, Cash on Hand and Acquired Entity Indebtedness required to be made pursuant to Section 2.4.

“Closing Date” has the meaning set forth in Section 1.6(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment” with respect to any Person means: (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require such Person to issue any of its Equity Interests, or any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of such Person, (b) statutory pre-emptive rights or pre-emptive rights granted under the applicable Person’s Organizational Documents, and (c) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to such Person.

“Commitment Letter” has the meaning set forth in Section 4.4.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Common Stock” has the meaning set forth in the recitals.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated April 9, 2014, by and between Buyer and the Company.

“Consent” means any consent, approval, notification, waiver, exemption or other similar action.

“Constituent Corporations” has the meaning set forth in Section 1.1.

“Contract” means any contract, agreement, lease, commitment, instrument, document, or other similar arrangement, whether written or oral.

“Corporate Rights” has the meaning set forth in Section 1.3.

“Damages” means all damages, losses, Liabilities, payments, amounts paid in settlement, obligations, fines, penalties, costs and expenses (including reasonable fees and expenses of outside attorneys, accountants and other professional advisors).

“Data Room Disk” has the meaning set forth in Section 1.6(b)(viii).

“DGCL” has the meaning set forth in the recitals.

“Dissenting Shares” has the meaning set forth in Section 2.5.

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Benefit Plan” means (a) any employee welfare benefit and employee pension benefit plan as defined in Sections 3(1) and 3(2) of ERISA, including plans that provide retirement income or result in a deferral of income by employees for periods extending to termination of employment or beyond, and plans that provide medical, surgical, or hospital care benefits or benefits in the event of sickness, accident, disability, death, or unemployment, and (b) all other material employee benefit agreements or arrangements, whether or not subject to ERISA, including deferred compensation plans, incentive plans, bonus plans or arrangements, stock option plans, stock purchase plans, stock award plans, severance pay plans, dependent care plans, cafeteria plans, employee assistance programs, scholarship programs, employment contracts, vacation policies, and other similar plans, agreements, and arrangements that are currently in effect for the benefit of current or former directors, officers or employees (or their beneficiaries) of an Acquired Entity or any ERISA Affiliate or for which an Acquired Entity or any ERISA Affiliate has any Liability.

“Encumbrances” means any encumbrance, Order, Security Interest, Contract, easement, covenant, community property interest, equitable interest, right of first refusal, or restriction of any kind that affects title to any property (including the filing of, or agreement to give, any financing statement under the Uniform Commercial Code of any jurisdiction), including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, other than a Permitted Encumbrance.

“Enforceable” means that the Contract is the legal, valid, and binding obligation of the applicable Person enforceable against such Person in accordance with its terms and conditions, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, receivership, or similar Laws or judicial decisions now or hereafter in effect relating to, limiting, or affecting the rights of creditors generally or by general principles of equity.

“Environmental Laws” means all applicable Laws or Orders issued, promulgated, or entered into by any Governmental Authority pertaining to pollution, the protection of the environment and natural resources, and the protection of human health and safety in respect of Hazardous Materials, including, without limitation, with respect to property or Persons located in the United States, the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq. (CERCLA), the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (RCRA), the Federal Water Pollution Control Act, as amended by the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., and any analogous state or local statutes, in each case as in effect as of the Closing Date.

“Equity Interest” means (a) with respect to a corporation, any and all shares of capital stock of such corporation, (b) with respect to a partnership, limited liability company, trust, or similar Person, any and all units, interests, or other partnership/limited liability company interests, and (c) any other direct or indirect equity ownership or participation in a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and in effect from time to time.

“ERISA Affiliate” means with respect to an Acquired Entity, any entity that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with an Acquired Entity, as defined in Code §414(b), (c) or (m).

“Escrow Agreement” means the Escrow Agreement to be entered into at Closing by and among the Stockholders’ Representative, the Buyer and the Escrow Agent.

“Escrow Agent” means Wilmington Trust Escrow Services.

“Escrow Holdback Amount” means $1,665,000.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.4(a).

“Estimated Cash on Hand” has the meaning set forth in Section 2.4(a).

“Estimated Indebtedness” has the meaning set forth in Section 2.4(a).

“Estimated Working Capital” has the meaning set forth in Section 2.4(a).

“Expiration Date” means September 22, 2014; provided, however, that if an HSR Filing has been made, the “Expiration Date” will be extended to such time as a definitive ruling has been issued in respect of such HSR Filing if such ruling comes on or after September 22, 2014; provided further that regardless of any such extension in no case shall the Expiration Date be later than the date that is ninety (90) days from the date of this Agreement.

“Final Closing Balance Sheet” has the meaning set forth in Section 2.4(b).

“Final Determination Date” means the earliest to occur of (a) the 21st day following the receipt by the Stockholders’ Representative of the Notice of Adjustment if the Stockholders’ Representative shall have failed to deliver the Objection Notice to the Buyer within the 20-Day Period, (b) the date on which either the Stockholders’ Representative or the Buyer gives the other a written notice to the effect that such Party has no objection to the other Party’s determination of the Actual Working Capital and Actual Cash on Hand, (c) the date on which the Stockholders’ Representative and the Buyer execute and deliver a Settlement Agreement and (d) the date as of which the Stockholders’ Representative and the Buyer shall have received the Accountants’ Determination.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Financing” has the meaning set forth in Section 4.4.

“Financing Sources” means the Persons that have committed to provide or arrange, or have otherwise entered into agreements in connection with the Financing or alternative debt financings in connection with the transactions contemplated hereby, including the parties named in the Commitment Letter as arrangers and lenders, and any joinder agreements or other credit agreements entered into pursuant thereto or related thereto, in each case together with their respective Affiliates and their and their Affiliates’ officers, directors, employees, partners, controlling parties, advisors, agents and representatives involved in the Financing and their respective successors and assigns.

“Fundamental Representations” means the representations and warranties contained in Sections 3.1 (Corporate Status; Power and Authority), 3.3 (Capitalization; Subsidiaries), 3.21 (Affiliate Transactions) and 3.23 (Brokers’ Fees).

“Funds Flow Memorandum” has the meaning set forth in Section 1.7.

“GAAP” means U.S. generally accepted accounting principles, as amended and in effect from time to time.

“General Release” means that certain General Release by and between the Company and the Stockholders’ Representative, on behalf of the Stockholders, in substantially the form of the draft attached hereto as Exhibit D.

“Governmental Authority” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority.

“Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the Release, use, handling, treatment, storage, or disposal of which is regulated pursuant to any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Filing” has the meaning set forth in Section 5.3.

“Indemnitee” has the meaning set forth in Section 9.4(a).

“Indemnitor” has the meaning set forth in Section 9.4(a).

“Individual Matter” means any indemnification claim or series of indemnification claims arising from the same underlying event or circumstance.

“Intellectual Property” means all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations relating thereto, (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, and all goodwill associated therewith, together with all translations, adaptations, derivations, and combinations, applications, registrations, and renewals relating thereto, (c) copyrightable works, all copyrights, and all applications, registrations, and renewals relating thereto, (d) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) computer software (including all data and related documentation), (f) other proprietary rights, (g) Internet domain names and (h) copies and tangible embodiments of the foregoing (in whatever form or medium).

“Interim Financial Statements” has the meaning set forth in Section 3.4(a)(ii).

“Inventory” means all inventories, including all raw materials, work-in-process, parts, supplies and finished goods merchandise.

“Knowledge” means, with respect to the Company, the “Knowledge” of a particular fact or matter if any of Thomas Riscili, Steven Dawson, Jorge Santaella or Ariel Peralta is actually aware of such fact or matter or would reasonably be expected to have knowledge of such fact or matter given his position or duties at CGI.

“Law” means any federal, state or national law, ordinance, code, statute, treaty, rule, directive, administrative pronouncement or regulation enacted, adopted, promulgated, or applied by any Governmental Authority, each as amended.

“Leases” has the meaning set forth in Section 3.11(b).

“Leased Real Property” has the meaning set forth in Section 3.11(b).

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, known or unknown, whether absolute or contingent, matured or unmatured, conditional or unconditional, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, or due or to become due.

“Marketing Period” means the first period of 15 consecutive Business Days after the date of this Agreement beginning on the first day on which Buyer shall have received from the Company the Required Information; provided, further, that (i) if such 15 consecutive Business Day period shall not end prior to August 18, 2014, then such period shall not commence prior to September 2, 2014 and (ii) if such 15 consecutive Business Day period shall not end prior to November 21, 2014, then such period shall not commence prior to December 1, 2014.

“Material Adverse Effect” means any change or effect that individually or in the aggregate with other changes or effects would be material and adverse to (a) the financial condition, assets, Liabilities, businesses, or results of operations of the Acquired Entities, taken as a whole, or (b) the ability of the Acquired Entities to consummate the Transactions; provided, however, that none of the following shall be deemed in itself, or in any combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any adverse change, effect, event, occurrence, state of facts or development attributable to the announcement or pendency of the Transactions; (b) any adverse change, effect, event, occurrence, state of facts, act of God, natural disaster or development attributable to conditions affecting the industry in which any Acquired Entity participates, the United States economy as a whole or the capital markets in general or the markets in which any Acquired Entity operates, which such adverse change, effect, event, occurrence, state of facts or development does not and would not reasonably be expected to have a materially disproportionate effect on the Acquired Entities, taken as a whole; (c) any adverse change, event, development, or effect arising from or relating to changes in GAAP; (d) any adverse change, event, development, or effect arising from or relating to changes in law, rules, regulations, orders, or other binding directives issued by any Governmental Authority which such adverse change, event, development or effect does not and would not reasonably be expected to have a materially disproportionate effect on the Acquired Entities, taken as a whole; (e) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement; (f) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America; or (g) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to fluctuations or changes in currency exchange rates.

“Maximum Amount” has the meaning set forth in Section 9.5(a).

“Merger” has the meaning set forth in the recitals.

“Merger Option Exercise Amount” shall mean the respective exercise price of each Merger Option.

“Merger Options” means any options or warrants that are convertible or exercisable into shares of Company Common Stock and are outstanding immediately prior to the Effective Time.

“Merger Shares” means the shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time that are not (i) owned directly or indirectly by any Acquired Entity (whether as treasury stock or otherwise) or (ii) Dissenting Shares.

“Notes Receivable” means the outstanding promissory notes issued by certain CGI employees in favor of the Company.

“Notice of Adjustment” has the meaning set forth in Section 2.4(c)(i).

“Objection Notice” has the meaning set forth in Section 2.4(c)(ii).

“Order” means any order, ruling, decision, verdict, writ, compliance agreement, decree, award (including arbitration awards), judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Authority, arbitrator, or mediator of competent jurisdiction.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice of any Acquired Entity.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, articles of association, memorandum of association, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto, as applicable.

“Overpayment Amount” has the meaning set forth in Section 2.4(d)(ii).

“Parties” is defined in the preamble to this Agreement.

“Payables” means all payables of the Acquired Entities, including all notes, accounts payable and trade account payables, but in all cases excluding Acquired Entity Indebtedness.

“Payoff Letters” has the meaning set forth in Section 1.6(b)(vi).

“Per Claim Amount” has the meaning set forth in Section 9.5(b).

“Per Share Closing Amount” means the quotient of (a) the Closing Consideration, divided by (b) the Share Number, rounded to the nearest $0.0001.

“Per Share Escrow Holdback Amount” means the quotient of (a) the portion of the Escrow Holdback Amount remaining for distribution to the Stockholders pursuant to the terms of the Escrow Agreement, divided by (b) the Share Number, rounded to the nearest $0.0001.

“Per Share WC Escrow Amount” means the quotient of (a) the portion of the Working Capital Escrow Amount remaining for distribution to the Stockholders pursuant to the terms of the Escrow Agreement, divided by (b) the Share Number, rounded to the nearest $0.0001.

“Permit” means any permit, license, certificate, approval, consent, registration, filing, accreditation, or other similar authorization issued, granted, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law, and which is related primarily to or required for the operation of the business of the Acquired Entities as presently conducted.

“Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due and payable, (b) workers or unemployment compensation liens arising in the Ordinary Course of Business; and (c) mechanic’s, materialmen’s, supplier’s, vendor’s or similar liens arising in the Ordinary Course of Business securing amounts that are not delinquent.

“Person” shall be construed broadly and shall include an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity or a Governmental Authority (or any department, agency or political subdivision thereof).

“Pre-Closing Product” has the meaning set forth in Section 3.25.

“Pre-Closing Tax Returns” has the meaning set forth in Section 10.1(b).

“Proportionate Percentage” means, with respect to any Stockholder, the quotient obtained by dividing (a) the aggregate number of Merger Shares and Merger Options held by such Stockholder immediately prior to the Effective Time by (b) the Share Number.

“Purchase Price” has the meaning set forth in the definition of Closing Consideration.

“Receivables” means all receivables of the Acquired Entities, including all Contracts in transit, manufacturers’ warranty receivables, notes, accounts receivable, trade account receivables, and insurance proceeds receivable.

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other release into the environment.

“Relevant Group” has the meaning set forth in Section 3.8(e).

“Representation and Warranty Insurance Policy” means a policy of insurance covering Liabilities of the Stockholders arising under Section 9.2(a), Section 9.2(b) and Section 9.2(c) of this Agreement to be entered into between the Buyer and a reputable insurance carrier.

“Required Information” has the meaning set forth in Section 5.5(b).

“Run-Off Policy” has the meaning set forth in Section 5.9.

“Sale Bonus Obligations” means all obligations of the Company set forth on Schedule 1.6(c).

“Schedules” means the disclosure schedules delivered by the Company to the Buyer.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Security Interest” means any security interest, deed of trust, mortgage, pledge, lien, charge, claim, or other similar interest or right, except for (a) liens for taxes, assessments, governmental charges, or claims which are being contested in good faith by appropriate Actions promptly instituted and diligently conducted, (b) statutory liens of landlords and warehousemen’s, carriers, mechanics’, suppliers’, materialmen’s, repairmen’s, or other like liens (including contractual landlords’ liens) arising in the Ordinary Course of Business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, and (c) liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance, and other similar types of social security.

“Settlement Agreement” has the meaning set forth in Section 2.4(c)(ii).

“Share Number” means the sum of (a) aggregate number of Merger Shares plus (b) the aggregate number of Merger Options.

“Solvent” shall mean as to any Person at a particular time, having a state of affairs such that all of the following conditions are met: (a) the fair value of the property owned by such Person is greater than the amount of such Person’s Liabilities; (b) the present fair salable value of the property owned by such Person in an orderly liquidation of such Person is not less than the amount that will be required to pay the probable Liability of such Person on its debts as they become absolute and matured; (c) such Person is able to pay its debts and other Liabilities as they mature in the normal course of business; and (d) such Person does not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Effective Time.

“Stockholders” means the holders of the issued and outstanding Company Common Stock and the Merger Options immediately prior to the Effective Time.

“Stockholder Indemnified Persons” means the Stockholders, their respective Affiliates and their respective officers, directors, employees, agents, representatives, controlling Persons, and Equity Interest owners.

“Stockholders’ Representative” shall mean Cortec Group Fund IV, L.P., a Delaware limited partnership.

“Straddle Period Returns” has the meaning set forth in Section 10.1(c).

“Straddle Tax Period” has the meaning set forth in Section 10.1(c).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Surviving Corporation Common Stock” has the meaning set forth in Section 2.1(a).

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, unclaimed property, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, escheat, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, assessment, customs, duty, fee levy or governmental charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with any Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning set forth in Section 9.4(b).

“Threatened” means a written demand or statement has been made, or a written notice has been given, that would be reasonably likely to result in an Action being asserted, commenced, taken, or otherwise pursued in the future.

“Threshold Amount” has the meaning set forth in Section 9.5(b).

“Top Customers” has the meaning set forth in Section 3.22(a).

“Top Suppliers” has the meaning set forth in Section 3.22(b).

“Transaction Costs” means the aggregate fees and expenses of the Acquired Entities relating to the Transactions, including fees and disbursements of attorneys, accountants and other advisors and service providers, and any sale bonus, stay bonus or change in control or similar bonus which becomes payable by reason of the consummation of the Transactions, including (i) to KeyBanc Capital Markets Inc. and Piper Jaffray & Co. for investment banking services for the Acquired Entities, (ii) to DLA Piper LLP (US) and other legal counsel for legal services to the Acquired Entities, (iii) to McGladrey LLP for accounting services to the Acquired Entities, and (iv) payments set forth on Schedule II, in each case (including for clauses (i) through (iv) above) to the extent unpaid at the time of determination (which, unless otherwise expressly indicated herein, shall be the Effective Time); provided that, for the avoidance of doubt, in no event shall “Transaction Costs” be deemed to include any fees and expenses to the extent incurred by the Acquired Entities under Section 5.4 to assist Buyer with obtaining the Financing.

“Transaction Payroll Taxes Payable” means any unpaid employment Taxes which are (or should be) properly accrued on the Final Closing Balance Sheet for compensatory payments pursuant to the terms of this Agreement, including bonuses, stay bonuses, change in control bonuses, compensation recognized in connection with the exchange of Merger Shares which were purchased with the proceeds of the Notes Receivable and option cancellation payments.  For the avoidance of doubt, unpaid employment Taxes which are not (and should not be) properly paid or accrued on the Final Closing Balance Sheet shall be borne by the Buyer.

“Transactions” means all of the transactions contemplated by this Agreement, including, but not limited to: (a) the conversion, exchange or cancellation of the shares of capital stock of, and Equity Interests in, each of the Constituent Corporations as described in ARTICLE II, (b) the execution, delivery, and performance of all of the documents, instruments, and agreements to be executed, delivered, and performed in connection herewith, (c) the performance by the Company, the Buyer and the Stockholders’ Representative of their respective covenants and obligations (pre- and post-Closing) under this Agreement, and (d) the Merger.

“Underpayment Amount” has the meaning set forth in Section 2.4(d)(i).

“Undisputed Cash on Hand” has the meaning set forth in Section 2.4(c)(ii).

“Undisputed Indebtedness” has the meaning set forth in Section 2.4(c)(ii).

“Undisputed Working Capital” has the meaning set forth in Section 2.4(c)(ii).

“Update Notice” has the meaning set forth in Section 5.8.

 “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any other similar Requirements of Law of any state, locality or other Governmental Body.

“Working Capital” has the meaning set forth on Schedule I.

“Working Capital Escrow Amount” means $750,000.

“Working Capital Target” means $4,000,000.